UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For April 28, 2004

Carmanah Technologies Corporation

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F   X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes    X            No

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

_________________________________________

NOTICE OF ANNUAL GENERAL MEETING
_________________________________________

Notice is hereby given that the Annual General Meeting (the "Meeting") of the shareholders of Carmanah Technologies Corporation. (the "Company") will be held on Wednesday, May 26, 2004 at The Union Club (Begbie Lounge), 805 Gordon Street, Victoria, British Columbia, Canada, at the hour of 10:00 a.m. (local time in Victoria, B.C.) for the following purposes:

1.

To receive the audited annual financial statements of the Company for its fiscal year ended December 31, 2003;

2.

To determine the number of directors at five;

3.

To elect directors for the ensuing year.

4.

To appoint KPMG LLP, Chartered Accountants, as the Company's auditors for the ensuing fiscal year, and to authorize the directors to set the auditors' remuneration;

5.

To approve the transaction of such other business as may properly come before the Meeting.

Accompanying this Notice is an Information Circular and a form of Proxy.

Shareholders unable to attend the Meeting in person should read the notes to the enclosed Proxy and complete and return the Proxy to the Company's Registrar and Transfer Agent, Pacific Corporate Trust Company, or at the Meeting within the time required by, and to the location set out in, the notes to the Proxy.

The enclosed Proxy is solicited by management of the Company and you may amend it, if you wish, by inserting in the space provided the name of the person you wish to represent you as proxyholder at the Meeting.

Take notice that pursuant to section 111 of the British Columbia Company Act ("Company Act") and section 4(2) of the Company Act Regulations, there are no qualifications for directors provided by the Company's Articles or by the Company Act other than that the majority of the directors must be persons ordinarily resident in Canada and one director must be ordinarily resident in British Columbia, and no election of a person as a director is valid unless the person consented to act as a director before the election or, if elected at a meeting, the person was present and did not refuse to act as a director.  The Company Act provides in ss.114(1) that a person is not qualified to become a director who is: under the age of 18 years; found to be incapable of managing the person's own affairs by reason of mental infirmity; an undischarged bankrupt; unless the court orders otherwise, convicted in or out of British Columbia of an offence in connection with the promotion, formation or management of a corporation or involving fraud unless five years have elapsed since the expiration of the period fixed for suspension of the passing of sentence without sentencing or since a fine was imposed or the term of imprisonment and probation imposed, if any, was concluded, whichever is the latest, but the disability imposed ceases on a pardon being granted under the Criminal Records Act (Canada); or a person whose registration in any capacity has been cancelled under the Securities Act by either the B.C. Securities Commission or the

Executive Director, or under the Mortgage Brokers Act by either the Commercial Appeals Commission or the Registrar of Companies unless the applicable Commission, the Executive Director or the Registrar of Companies, whichever is applicable, otherwise orders or unless five years have elapsed since the cancellation of the registration.

DATED at Vancouver, British Columbia, this 21st day of April, 2004.

BY ORDER OF THE BOARD

"Art Aylesworth"

____________________________________

Art Aylesworth

MANAGEMENT INFORMATION CIRCULAR

for the

ANNUAL GENERAL AND SPECIAL MEETING

of

CARMANAH TECHNOLOGIES CORPORATION

www.carmanah.com

to be held on

WEDNESDAY, MAY 26, 2004

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

Notice is hereby given that the Annual General and Special Meeting (the "Meeting") of the shareholders of Carmanah Technologies Corporation. (the "Corporation") will be held on Wednesday, May 26, 2004 at The Delta Victoria Ocean Pointe Resort, 45 Songhees Road, Victoria, BC, Canada, at the hour of 10:00 a.m. (local time in Victoria, B.C.) for the following purposes:

1.

To receive the audited annual financial statements of the Corporation for its fiscal year ended December 31, 2003.

2.

To determine the number of directors at six.

3.

To elect directors for the ensuing year.

4.

To appoint KPMG LLP, Chartered Accountants, as the Corporation's auditors for the ensuing fiscal year, and to authorize the directors to set the auditors' remuneration.

5.

To approve and adopt, with or without modification, the ordinary resolution approving an amended stock option plan and the approval of various stock options as described in the accompanying management information circular.

6.

To approve and adopt, with or without modification, the ordinary resolution approving the extension of the expiry date of various options as described in the accompanying management information circular.

7.

To approve the transaction of such other business as may properly come before the Meeting.

Accompanying this Notice is an Information Circular and a form of Proxy.

Shareholders unable to attend the Meeting in person should read the notes to the enclosed Proxy and complete and return the Proxy to the Corporation's Registrar and Transfer Agent, Pacific Corporate Trust Company, or at the Meeting within the time required by, and to the location set out in, the notes to the Proxy.

The enclosed Proxy is solicited by management of the Corporation and you may amend it, if you wish, by inserting in the space provided the name of the person you wish to represent you as proxyholder at the Meeting.

DATED at Vancouver, British Columbia, this 21st day of April, 2004.

BY ORDER OF THE BOARD

"Art Aylesworth"

_____________________________

Art Aylesworth

President & CEO

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MANAGEMENT INFORMATION CIRCULAR

CARMANAH TECHNOLOGIES CORPORATION
Suite 1304 - 925 West Georgia Street
Vancouver, British Columbia
Canada V6C 3L2
www.carmanah.com

(all information as at April 21, 2004 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This information circular ("Information Circular") is furnished in connection with the solicitation of proxies being made by the management of Carmanah Technologies Corporation (the "Corporation") for use at the annual general and special meeting of the Corporation's shareholders (the "Meeting") to be held on Wednesday, May 26, 2004 at the time and place and for the purposes set forth in the accompanying notice of Meeting ("Notice of Meeting").  While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Corporation.

All costs of this solicitation will be borne by the Corporation.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy ("Proxy") are directors or officers of the Corporation.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER'S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER FORM OF PROXY.  A Proxy will not be valid unless the completed, dated and signed form of Proxy is delivered to Pacific Corporate Trust Company, of 10th Floor, 625 Howe Street, Vancouver, British Columbia, Canada V6C 3B8, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or is delivered to the Chair of the Meeting prior to the commencement of the Meeting.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Corporation are "non-registered" or beneficial shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of the person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Pacific Corporate Trust Company as provided above; or

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(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCATION OF PROXIES

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the office of the Corporation, at Suite 1304 - 925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L2, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the time of the printing of this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, the Corporation has issued and outstanding 30,211,222 fully paid and non-assessable common shares without par value, each share carrying the right to one vote.  The Corporation has no other classes of voting securities.

Any shareholder of record at the close of business on April 21, 2004 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder's shares voted at the Meeting.

To the best of the knowledge of the directors and senior officers of the Corporation, the only person who, as at the date hereof, beneficially owned, directly or indirectly, or exercised control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation is as follows:

3

Name and Municipality of Residence	Number of Common Shares(1)(2)	Percentage of Issued and Outstanding Corporation Common Shares
Dr. David Green Victoria, B.C. , Canada	4,318,412	14.29%

(1)

Dr. David Green controls Carmanah Management Corporation, a private corporation which owns directly or indirectly 4,318,412 common shares of the Corporation. Number above includes those held beneficially through Carmanah Management Corporation.

(2)

In accordance with the policies of the TSX Venture Exchange and its predecessors, 1,076,731 of these common shares are held in escrow.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following person (the "Named Executive Officer"):

(a)

the Corporation's chief executive officer;

(b)

each of the Corporation's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; and

(c)

any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Corporation at the end of the most recently completed financial year.

As at December 31, 2003, the Corporation had one named executive officer, who continues to serve with the Corporation.  The aggregate cash compensation (including salaries, fees (including director's fees), commissions, bonuses to be paid for services rendered, bonuses paid for services rendered in a previous year, and any compensation other than bonuses earned, the payment of which is deferred), paid to such executive officer and corporations controlled by them, by the Corporation and its subsidiaries for services rendered during the fiscal year ended December 31, 2003 was $150,000.

Summary of Compensation Table

The following table is a summary of compensation paid to the Named Executive Officer for each of the Corporation's three most recently completed fiscal years:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position of Named Executive Officer	Fiscal Year Ending	Salary	Bonus	Other Annual Compen-sation	Securities Under Options / SARs Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	All Other Compen- sation
Art Aylesworth President, CEO, & Director	2003 2002 2001	$150,000 $135,000 $135,000	Nil Nil Nil	Nil Nil Nil	300,000(1) Nil 425,000	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil

(1) These options are subject to regulatory and disinterested shareholder approvals.

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Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

The Corporation has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Corporation's most recently completed fiscal year.  A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Stock Option Plan and Stock Options

The board of directors of the Corporation adopted the most recent written stock option plan of the Corporation on May 10, 2001, which was ratified by shareholders on June 18, 2001 (the "Plan").  The purpose of the Plan is to advance the interests of the Corporation by encouraging the directors, officers, employees and consultants of the Corporation, and of its subsidiaries and affiliates, to acquire shares in the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs.

The Plan is administered by the board of directors of the Corporation or by a special committee of the board of directors if appointed from time to time.  The Plan provides that options will be issued pursuant to option agreements ("Option Agreements").  A maximum of 4,075,555 common shares are currently reserved for issue under the Plan provided that no one optionee under the Plan shall be granted an option which exceeds the maximum number permitted by the TSX Venture Exchange (the "Exchange").  Options issued pursuant to the Plan will have an exercise price determined by the directors of the Corporation provided that the exercise price shall not be less than the price permitted by the Exchange.

Options granted under the Plan are non-transferable and expire the earlier of 5 years from the date of grant or 90 days from the date the optionee ceases to be a director, officer, employee or consultant of the Corporation of its subsidiaries or a management company employee (or, in the case of an optionee performing investor relations activities, within 30 days of the cessation of his service to the Corporation).  In the event of death of an optionee, options held by such optionee will expire the earlier of 5 years from the date of grant or one year from the date of such death.

Due to changes in the policies of the Exchange since 2001, various amendments to the Plan have been approved by the board of directors by a resolution dated April 15, 2004 and will be presented to shareholders for approval.  In addition, at the Meeting, shareholders will be asked to approve: (1) the reservation of additional common shares for issuance pursuant to the Plan; (2) the granting of a total of 650,000 stock options granted to directors, officers and employees of the Corporation in the fall of 2003; and (3) the extension of the expiry date of 200,000 stock options previously granted.  See "Particulars of Matters to be Acted Upon - Approval of Amended Stock Option Plan, Approval of Stock Options" and "Particulars of Matters to be Acted Upon - Approval of Extension of Stock Options."

Options/SARs Granted During the Most Recently Completed Fiscal Year

During the most recently completed fiscal year, no incentive stock options were granted to the Named Executive Officer and no SARs (stock appreciation rights) were granted during this period.

Aggregated Option/SAR Exercises During the Most Recently
Completed Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officers, during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officers.  During this period, no outstanding SARs were held by the Named Executive Officers.

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Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($) (1)	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable / Unexercisable (2)
Art Aylesworth	Nil	N/A	283,333 / 441,667	$226,666 / $218,334

(1)

Based on the difference between the option exercise price and the closing market price of the Corporation's shares on the date of exercise.

(2)

In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price of $0.75 per share for 283,333 shares and $1.20 per share for 300,000 shares.  The closing market price of the Corporation's shares as at December 31, 2003, (ie. fiscal year end) was $1.55.

Termination of Employment, Change in Responsibilities and Employment Contracts

On November 9, 2000, a job description and terms of employment was formalized with Dr. David Green to serve as Chairman and Chief Technology Officer of the Corporation. Compensation paid to Dr. David Green is $80,000 per annum. There are no compensatory plans or arrangements with respect to Dr. David Green resulting from resignation, retirement or other termination of employment or from a change in control of the Corporation.

Pursuant to an employment agreement dated as of as of January 1, 2002 and amended on October 18, 2002 between the Corporation and Convertech Solutions ("Convertech"), the Corporation paid to Convertech an aggregate of $19,150 per month. Convertech provides two senior management positions to the Corporation. Art Aylesworth, President and Chief Executive Officer of the Corporation, is paid an annual salary of $150,000 and Chuck Francis, Vice President and Chief Operating Officer, is paid an annual salary of $80,000 through the funds paid to Convertech by the Corporation. The employment agreement provides a formula of compensation upon termination.

Compensation of Directors

Executive officers of the Corporation (including the Named Executive Officers disclosed above) who also act as directors of the Corporation, do not receive any additional compensation for their services rendered as directors, other than as paid by the Corporation to such executive officers in their capacity as executive officers.  During the most recently completed financial year, the Corporation paid an aggregate of $24,000 (being $1,000 per month to each director) to two non-management directors of the Corporation.

The Corporation has no standard incentive arrangement pursuant to which directors are compensated by the Corporation for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange (the "Exchange"). During the most recently completed financial year, the Corporation granted an aggregate of 496,875 incentive stock options to certain directors of the Corporation as follows:

Name of Director	# of Options
Art Aylesworth	300,000 (1)
Mark Komonoski	196,875 (2)

(1)

These options are subject to regulatory and disinterested shareholder approvals.

(2)

These options were granted pursuant to the terms of the acquisition agreement with AVVA.

ADVISORY AGREEMENT

Pursuant to an advisory agreement dated June 20, 2001, between the Corporation and Varshney Capital Corp. ("VCC"), the Corporation paid an aggregate of $120,000, being $10,000 per month to VCC during the fiscal year ended December 31, 2003. VCC is a B.C. private company of which Praveen Varshney, Chief Financial Officer and a director of the Corporation, and Peeyush Varshney, Corporate Secretary of the Corporation, are directors. VCC is partially owned by Peeyush Varshney.

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INDEBTEDNESS OF DIRECTORS, EXECUTIVE AND SENIOR OFFICERS

During the last completed fiscal year, no director, executive officer, senior officer or nominee for director of the Corporation, or any of their associates, has been indebted to the Corporation, or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by the Corporation, or any of its subsidiaries.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the last completed fiscal year, no insider of the Corporation, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.  For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Corporation at any time since the commencement of the Corporation's last fiscal year; (b) who is a proposed nominee for election as a director of the Corporation; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

Mr. Mark Komonoski, Manager of Corporate Communications and a director of the Corporation, was previously granted a total of 100,000 stock options by the Corporation which are governed by an employment agreement dated October 1, 2003.  At the Meeting, disinterested shareholders of the Corporation will be asked, under the circumstances described, to approve the extension of Mr. Komonoski's stock options for a two year period following any termination of his employment with the Corporation or its subsidiaries.  See "Particulars of Matters to be Acted Upon - Approval of Extension of Stock Options."

The directors and officers of the Corporation have been granted stock options pursuant to the Plan and will continue to hold stock options pursuant to the Amended Plan being placed before shareholders for approval at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

A.

MANAGEMENT REPORT

The board of directors of the Corporation has approved all of the information in the annual report that accompanies this Information Circular, including the audited consolidated financial statements for the year ended December 31, 2003.

B.

NUMBER OF DIRECTORS

For this forthcoming year, it is proposed that the board of directors shall consist of six (6) members.  Management therefore intends to place before the Meeting, for approval, with or without modification, a resolution fixing the board of directors at six (6) members for the next ensuing year.

C.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management's nominees. Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual general meeting of the Corporation or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Corporation or with the provisions of the Business Corporations Act (Alberta) (the "ABCA"").

The following table sets out the names of the nominees for election as directors, the city, province and country in which each is ordinarily resident, all offices of the Corporation now held by each of them, their principal occupations, the period of time for which each has been a director of the Corporation and the number of common shares of the Corporation beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

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Name, Present Position(s) with the Corporation (1) and Place of Residence (3)	Principal Occupation (2) (3)	Date(s) Served as a Director Since	Ownership or Control Over Voting Shares Held (3)
Dr. David Green Chairman, Chief Technology Officer and a Director of the Corporation. Victoria, B.C., Canada

Scientist and Professional Engineer; Chairman and Chief Technology Officer of Carmanah Technologies Corporation since June 20, 2001; Chairman and Chief Technology Officer of Carmanah Technologoies Inc. (10) since incorporation in 1998; President of Carmanah Management Corp. since 1989.

		June 20, 2001	4,318,412 (5)
Art Aylesworth President, Chief Executive Officer and a Director of the Corporation. Victoria, B.C., Canada	President & CEO of Carmanah Technologies Corporation since June 20, 2001; President & CEO of Carmanah Technologies Inc. (10) since May, 2000; CEO of AVVA Light Corp. (11) since October 1, 2003.	June 20, 2001	151,301 (6)
Praveen Varshney (4) Chief Financial Officer and a Director of the Corporation. Vancouver, B.C., Canada	Chartered Accountant; Director of Varshney Capital Corp., a venture capital firm since 1995; Director and/or executive officer of various publicly traded companies.	December 22, 1999	114,683 (7)
Trevor Johnstone (4) Director of the Corporation West Vancouver, B.C., Canada

Chartered Accountant and Certified Public Accountant (inactive); Founder and Managing Director of Tricor Pacific Capital, Inc., a private equity investment firm; Director and/or executive officer of various publicly traded companies.

		June 13, 2002	Nil
Kelly Edmison (4) (9) Director of the Corporation Vancouver, B.C., Canada	Barrister & Solicitor; President, Chief Executive Officer and a Director of Devon Ventures Corporation, a merchant banking firm; Director and/or executive officer of various publicly traded companies.	June 13, 2002	40,000 (8)
Mark Komonoski Director of the Corporation Calgary, AB, Canada	President & Director of AVVA Technologies Inc.(12), from September 1993 to March 1997; Since 1999, President of TradeMark Equity Marketing Inc., a venture capital public company development firm; Served as a Director and/or officer of various publicly traded companies.	October 1, 2003	35,000

(1)

For the purposes of disclosing positions held in the Corporation, "Corporation" includes the Corporation and any parent or subsidiary thereof.

(2)

Unless otherwise stated above, any nominees named above not elected at the last annual general meeting have held the principal occupation or employment indicated for at least five years.

(3)

The information as to country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Corporation and has been furnished by the respective nominees.

(4)

Member of the Corporation's Audit Committee.

(5)

Shares are held beneficially through Carmanah Management Corporation. Of these shares, 1,076,731 shares are held in escrow.

(6)

Shares are held beneficially through Convertech Solutions.

(7)

Praveen Varshney's spouse partially owns Varshney Capital Corp., a private corporation which owns directly or indirectly 10,333 common shares of the Corporation. Number above includes 2,583 shares held beneficially through Varshney Capital Corp.

(8)

Shares are held beneficially through Arbutus Family Holdings Limited.

(9)

Kelly Edmison is President & CEO of Devon Ventures Corporation, a Vancouver based merchant bank that owns 671,000 common shares of the Corporation.

(10)

Carmanah Technologies Inc. is 100% subsidiary of Carmanah Technologies Corporation.

(11)

AVVA Light Corp. is 100% subsidiary of Carmanah Technologies Corporation.

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(12)

AVVA Technologies Inc. is 100% subsidiary of Carmanah Technologies Corporation.

D.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of KPMG LLP, Chartered Accountants, as the auditors of the Corporation to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the Board.  The auditors were first appointed on November 30, 2000.

E.

APPROVAL OF AMENDED STOCK OPTION PLAN, APPROVAL OF STOCK OPTIONS

The Corporation is proposing to amend the Plan and replace it with an amended stock option plan (the "Amended Plan") attached hereto as Exhibit I.  The current Plan was drafted in compliance with the rules, as they then were, of the Canadian Venture Exchange Inc.  Since the approval of the Plan by shareholders of the Corporation on June 18, 2001, the Canadian Venture Exchange Inc. has changed its name to the TSX Venture Exchange Inc. (the "Exchange") and the resulting Exchange has revised its policies in respect of stock option plans and the granting of stock options.  The Amended Plan has been drafted to comply with Exchange policies as they exist as at the date of this Information Circular and is intended to provide flexibility to the Corporation when it desires to grant stock options.  The Amended Plan is subject to Exchange Approval.  The board of directors approved the Amended Plan by a directors' resolution dated April 15, 2004.

The material amendments proposed to be made in the Amended Plan are as follows:

a)

Additional disclosure has been added to section 8 of the Amended Plan to clarify the maximum number of options which may be granted in a twelve month period to (i) any one individual optionee; (ii) any one consultant; and (iii) any employee conducting investor relations activities for the Corporation.

b)

Disclosure has been added to section 17 of the Amended Plan to clarify the circumstances under which amendments can be made to the Amended Plan.

In addition, the Corporation wishes to increase the number of common shares reserved for issuance pursuant to the Plan in order that it may continue to offer new and existing directors, officers, employees and consultants incentives for their commitment to the Corporation and its subsidiaries.  A total of 4,075,555 common shares were reserved for issuance pursuant to the Plan at its adoption on June 18, 2001, and, following completion of the reverse takeover with Carmanah Technologies Inc. in June, 2001, a total of 3,186,667 common shares were reserved for issuance pursuant to the exercise of stock options.  Since June, 2001, a total of 681,230 common shares have been issued upon the exercise of options, leaving 3,394,325 common shares currently available for issuance under the Plan.  As there are currently options outstanding or committed for granting to purchase 3,959,412 common shares under the Plan (including the Additional Options described below), the Corporation has exceeded the Plan maximum by 565,087 common shares at the present time.

Effective April l5, 2004, the Board of Directors of the Corporation approved, subject to shareholder and regulatory approval, an increase in the number of common shares reserved under the Plan in the amount of 1,222,271 common shares.  The maximum aggregate issuable under the Plan is therefore 4,531,683 common shares or l5% of the issued and outstanding shares.  The number of common shares available for future option grants will increase to 657,184.

Of the 3,394,325 stock options referred to above, 650,000 stock options have been committed to various key employees of the Corporation and are referred to as the "Additional Options."   The Additional Options which have a term of five years from date of grant are as follows:

Name of Employee and Position	Effective Date of Grant	# of Options	Exercise Price
Thomas Major Manager, Product Development	April 1, 2003	50,000	$0.95
Tim Lo Manager, Manufacturing	August 18, 2003	50,000	$0.95
Garnet Luick Manager, Quality Assurance	January 5, 2004	50,000	$1.50
Matthew Watson Former consultant, currently Vice President, Corporate Development	December 1, 2003	200,000	$1.20
Art Aylesworth President, CEO and director	November 10, 2003	300,000	$1.20
Total		650,000

9

All Additional Options have been approved by the board of directors of the Corporation, and, specifically, Additional Options to be granted to Mr. Aylesworth were approved in the fall of 2003 by the independent Compensation Committee of the Board of Directors.  Due to an administrative oversight, required disclosure of the Additional Options was not made until April, 2004, and as a result, the Corporation is requesting shareholder approval for the Additional Options as well as the Amended Plan.

In order for the resolution approving and adopting the Amended Plan and the Additional Options  to be effective, it must be approved by the affirmative vote of a majority of the votes cast in respect thereof by shareholders present in person or by proxy at the Meeting.  In the absence of contrary directions, the Management Designees intend to vote proxies in the accompanying form in favour of this ordinary resolution.

Disinterested shareholder approval of the Amended Plan will also be sought at the Meeting as the provisions of the Amended Plan permit the Corporation to: (a) reserve a number of shares for issuance under the Amended Plan to insiders of the Corporation which exceeds 10% of the issued and outstanding common shares; and/or (b) grant to insiders of the Corporation, within a 12 month period, that number of options which exceeds 10% of the issued and outstanding common shares.  Per the requirements of the Exchange, disinterested shareholder approval of the Additional Options is also being sought.  Disinterested shareholder approval is the approval of the majority of the votes cast by all shareholders at the Meeting, excluding votes attaching to common shares beneficially owned by insiders to whom stock options may be granted under the Amended Plan or associates of such persons.

The text of the ordinary resolution which management intends to place before the Meeting for the approval, adoption and ratification of the Amended Plan and approval of the Additional Options is as follows:

"Be it resolved as an ordinary resolution of the Corporation that:

1.

The stock option plan of the Corporation be revised as set forth in the management information circular prepared for the purposes of the Meeting, and the amended stock option plan substantially in the form attached as Exhibit I (the "Amended Plan") to such management information circular be and is hereby approved and adopted;

2.

the form of the Amended Plan may be further amended in order to satisfy the requirements or requests of any regulatory authorities without requiring further approval of the shareholders of the Corporation;

3.

all issued and outstanding stock options previously granted, be and are continued under the Amended Plan and are hereby ratified, confirmed and approved;

4.

the 650,000 stock options committed to key employees of the Corporation (the "Additional Options") which are specifically detailed in the management information prepared for the Purposes of the Meeting are approved ratified and confirmed, including the exercise price thereof;

5.

the shareholders of the Corporation hereby expressly authorize the board of directors to revoke this resolution before it is acted upon without requiring further approval of the shareholders in that regard; and

6.

any one (or more) director or officer of the Corporation is authorized and directed, on behalf of the Corporation, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things (whether under corporate seal of the Corporation or otherwise) that may be necessary or desirable to give effect to this ordinary resolution."

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F.

APPROVAL OF EXTENSION OF STOCK OPTIONS

As described in a management information circular of the Corporation dated August 27, 2003 and a press release dated October 2, 2003, Mr. Mark Komonoski and Mr. Tom Charlton were appointed as Manager of Investor Relations of the Corporation, and President of AVVA Light Corporation (an indirect and wholly owned subsidiary of the Corporation), respectively.  The terms of Messrs. Komonoski and Mr. Charlton's employment in these capacities were negotiated in conjunction with the acquisition of AVVA Technologies Inc. ("AVVA") in October, 2003 and are governed by employment agreements signed with each individual effective October 1, 2003 (collectively, the "Employment Agreements").  The board of directors of the Corporation has previously approved the terms of these Employment Agreements.

Pursuant to the Employment Agreements, Messrs. Komonoski and Charlton have each been granted a total of 100,000 stock options of the Corporation (collectively, the 200,000 stock options are referred to as the "Stock Options" herein).  Of these Stock Options, a total of 70,000 relate to former options granted by AVVA and exchanged pursuant to the acquisition referred to above.  The remainder of the Stock Options are new options granted by the Corporation in conjunction with the acquisition of AVVA and the signing of the Employment Agreements, and vest in accordance with various performance milestones of AVVA Light Corporation, the operating subsidiary of AVVA.  The Stock Options are governed by the Plan, the policies of the Exchange and the stock option agreements signed with Messrs. Komonoski and Charlton (the "Stock Option Agreements").

Pursuant to the Employment Agreements, the Corporation agreed to seek approval from the Exchange and the shareholders of the Corporation at its next regularly scheduled shareholders' meeting to modify the expiry date in the Stock Option Agreements. More specifically, the Corporation wishes to modify the Stock Option Agreements to provide that if either Mr. Komonoski or Mr. Charlton's employment if terminated by the Corporation (including subsidiaries) within the first 12 months of employment, the expiration date of the Stock Options vested prior to such termination shall be extended from ninety (90) days after termination until two (2) years after termination of employment.  No compensation is payable to Messrs. Komonoski and Charlton for a failure to obtain such approvals.

As the proposed modification to the Stock Option Agreements is outside the limits prescribed by the Exchange's Policy 4.4, the Corporation has made application to the Exchange for approval of same. As at the date of this Circular, the Exchange has not yet provided approval of this modification. As part of this application and approval process with the Exchange, disinterested shareholders of the Corporation will be asked at the Meeting to approve an extension of the Stock Options upon termination of employment as described above.

In order for the resolution approving and adopting the extension of the Stock Options to be effective, it must be approved by the affirmative vote of a majority of the votes cast in respect thereof by shareholders present in person or by proxy at the Meeting.  In the absence of contrary directions, the Management Designees intend to vote proxies in the accompanying form in favour of this ordinary resolution.  Disinterested shareholder approval of the extension of the Stock Options will also be sought at the Meeting.  Disinterested shareholder approval is the approval of the majority of the votes cast by all shareholders at the Meeting, excluding votes attaching to common shares owned directly or indirectly, or over which control or direction is exercised, by Messrs. Komonoski and Charlton.

The text of the ordinary resolution which management intends to place before the Meeting for the approval, adoption and ratification of the extension of the Stock Options is as follows:

"Be it resolved as an ordinary resolution of the Corporation that:

1.

The expiry date of 200,000 stock options previously granted to Mr. Mark Komonoski and Mr. Thomas Charlton (the "Stock Options") be extended as set forth in the management information circular prepared for the purposes of the Meeting, and such extension be and is hereby approved and adopted;

2.

the form of the agreements governing the Stock Options may be amended in order to satisfy the requirements or requests of any regulatory authorities and to give effect to this extension without requiring further approval of the shareholders of the Corporation;

3.

the shareholders of the Corporation hereby expressly authorize the board of directors to revoke this resolution before it is acted upon without requiring further approval of the shareholders in that regard; and

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4.

any one (or more) director or officer of the Corporation is authorized and directed, on behalf of the Corporation, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things (whether under corporate seal of the Corporation or otherwise) that may be necessary or desirable to give effect to this ordinary resolution."

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

CERTIFICATE

The foregoing contains no untrue statements of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

IT IS AN OFFENCE UNDER THE SECURITIES ACT (ALBERTA), THE SECURITIES REGULATION (ALBERTA) AND THE ALBERTA SECURITIES COMMISSION RULES (TOGETHER THE "ALBERTA ACT") FOR A PERSON OR CORPORATION TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ALBERTA ACT THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DATED in Victoria and Vancouver, British Columbia, this 21st day of April, 2004.

"Art Aylesworth"

 "Praveen Varshney"

Art Aylesworth

Praveen Varshney, C.A.

Chief Executive Officer

Chief Financial Officer

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Exhibit I

STOCK OPTION PLAN

CARMANAH TECHNOLOGIES CORPORATION

1.

Purpose

The purpose of the Stock Option Plan (the "Plan") of Carmanah Technologies Corporation, a corporation incorporated under the Business Corporations Act (Alberta) (the "Corporation"), is to advance the interests of the Corporation by encouraging the directors, officers, employees and consultants of the Corporation, and of its subsidiaries and affiliates, to acquire shares in the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs.

2.

Administration

The Plan shall be administered by the Board of Directors of the Corporation or by a special committee of the directors appointed from time to time by the Board of Directors of the Corporation pursuant to rules of procedure fixed by the Board of Directors (such committee or, if no such committee is appointed, the Board of Directors of the Corporation is hereinafter referred to as the "Board").  A majority of the Board shall constitute a quorum, and the acts of a majority of the directors present at any meeting at which a quorum is present, or acts unanimously approved in writing, shall be the acts of the directors.

Subject to the provisions of the Plan, the Board shall have authority to construe and interpret the Plan and all option agreements entered into thereunder, to define the terms used in the Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations necessary or advisable for the administration of the Plan.  All determinations and interpretations made by the Board shall be binding and conclusive on all participants in the Plan and on their legal personal representatives and beneficiaries.

Each option granted hereunder may be evidenced by an agreement in writing, signed on behalf of the Corporation and by the optionee, in such form as the Board shall approve.  Each such agreement shall recite that it is subject to the provisions of this Plan.

3.

Stock Exchange Rules

All options granted pursuant to this Plan shall be subject to rules and policies of any stock exchange or exchanges on which the common shares of the Corporation are then listed and any other regulatory body having jurisdiction hereinafter (collectively referred to as, the "Exchange").

4.

Shares Subject to Plan

Subject to adjustment as provided in Section 15 hereof, the shares to be offered under the Plan shall consist of shares of the Corporation's authorized but unissued common shares. The aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed 4,531,683 common shares.  If any option granted hereunder shall expire or terminate for any reason in accordance with the terms of the Plan without being exercised, the unpurchased shares subject thereto shall again be available for the purpose of this Plan.

5.

Maintenance of Sufficient Capital

The Corporation shall at all times during the term of the Plan reserve and keep available such numbers of shares as will be sufficient to satisfy the requirements of the Plan.

13

6.

Eligibility and Participation

Directors, officers, consultants, and employees of the Corporation or its subsidiaries, and employees of a person or company which provides management services (excluding investor relations services) to the Corporation or its subsidiaries ("Management Company Employees") shall be eligible for selection to participate in the Plan (such persons hereinafter collectively referred to as "Participants").  Subject to compliance with applicable requirements of the Exchange, Participants may elect to hold options granted to them in an incorporated entity wholly owned by them and such entity shall be bound by the Plan in the same manner as if the options were held by the Participant.

Subject to the terms hereof, the Board shall determine to whom options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such options shall be granted and vested, and the number of shares to be subject to each option.  In the case of employees or consultants of the Corporation or Management Company Employees, the option agreements to which they are party must contain a representation of the Corporation that such employee, consultant or Management Company Employee, as the case may be, is a bona fide employee, consultant or Management Company Employee of the Corporation or its subsidiaries.

An individual who has been granted an option may, if he is otherwise eligible, and if permitted under the policies of the Exchange, be granted an additional option or options if the Board shall so determine.

7.

Exercise Price

(a)

The exercise price of the shares subject to each option shall be determined by the Board, subject to applicable Exchange approval, at the time any option is granted.  In no event shall such price be lower than the price permitted by the Exchange.

(b)

Once the exercise price has been determined by the Board, accepted by the Exchange and the option has been granted, the exercise price of an option may only be reduced, in the case of options held by insiders of the Corporation (as defined by the Exchange), if disinterested shareholder approval is obtained at a meeting of the shareholders of the Corporation and Exchange approval is obtained.

8.

Number of Optioned Shares

The number of shares subject to an option granted to any one Participant shall be determined by the Board, but no one Participant shall be granted an option which exceeds the maximum number permitted by the Exchange.

No individual may be granted options to purchase a number of shares equalling more than 5% of the issued shares of the Corporation in any twelve month period unless it has obtained disinterested shareholder approval at a meeting of shareholders of the Corporation in respect of such grant.

No more than 2% of the issued shares of the Corporation may be granted to any one consultant of the Corporation or its subsidiaries in any twelve month period.

No more than 2% of the issued shares of the Corporation may be granted to any employee of the Corporation or its subsidiaries who is conducting investor relation activities in any twelve month period.

9.

Duration of Option

Each option and all rights thereunder shall be expressed to expire on the date set out in the option agreement and shall be subject to earlier termination as provided in Sections 11 and 12.

10.

Option Period, Consideration and Payment

(a)

The option period shall be a period of time fixed by the Board not to exceed the maximum period of time permitted by the Exchange, provided that the option period shall be reduced with respect to any option as provided in Sections 11 and 12 covering cessation as a director, officer, consultant, employee or Management Company Employee of the Corporation or its subsidiaries, or death of the Participant.

14

(b)

Subject to the policies of the Exchange, an option shall vest and may be exercised (in each case to the nearest full share) during the option period:

(i)

in the circumstance where the number of shares reserved for issuance by the Board pursuant to the exercise of options granted is less than or equal to 10% of the number of issued and outstanding shares of the Corporation, in such manner as the Board may determine;

(ii)

in the circumstance where the Corporation is a Tier 2 Issuer, as defined in the policies of the TSX Venture Exchange Inc., and the number of shares reserved for issuance by the Board pursuant to the exercise of options granted is greater than 10% of the issued and outstanding shares of the Corporation, in accordance with a vesting schedule which shall be established by the Board and which shall be acceptable to the Exchange.

(c)

Options which have vested, may be exercised in whole or in part at any time and from time to time during the option period.  To the extent required by the Exchange, no options may be exercised under this Plan until this Plan has been approved by a resolution duly passed by the shareholders of the Corporation.

(d)

Except as set forth in Sections 11 and 12, no option may be exercised unless the Participant is at the time of such exercise a director, officer, consultant, or employee of the Corporation or any of its subsidiaries, or a Management Company Employee of the Corporation or any of its subsidiaries.

(e)

The exercise of any option will be contingent upon receipt by the Corporation at its head office of a written notice of exercise, specifying the number of common shares with respect to which the option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such common shares with respect to which the option is exercised.  No Participant or his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any shares subject to an option under this Plan, unless and until the certificates for such shares are issued to him or them under the terms of the Plan.

11.

Ceasing To Be a Director, Officer, Consultant or Employee

If a Participant shall cease to be a director, officer, consultant, employee of the Corporation or its subsidiaries, or a Management Company Employee for any reason (other than death), he may exercise his option to the extent that he was entitled to exercise it at the date of such cessation, but only within 90 days after his ceasing to be a director, officer, consultant, employee or a Management Company Employee, unless such Participant was engaged in investor relations activities in which case, only within 30 days after the cessation of his services to the Corporation.

Nothing contained in the Plan, nor in any option granted pursuant to the Plan, shall as such confer upon any Participant any right with respect to continuance as a director, officer, consultant, employee or Management Company Employee of the Corporation or of any of its subsidiaries or affiliates.

12.

Death of Participant

In the event of the death of a Participant, the option previously granted to him shall be exercisable only within the one (1) year after such death and then only:

(a)

by the person or persons to whom the Participant's rights under the option shall pass by the Participant's will or the laws of descent and distribution; and

(b)

if and to the extent that he was entitled to exercise the Option at the date of his death.

13.

Rights of Optionee

No person entitled to exercise any option granted under the Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any shares issuable upon exercise of such option until certificates representing such shares shall have been issued and delivered.

15

14.

Proceeds from Sale of Shares

The proceeds from sale of shares issued upon the exercise of options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine.

15.

Adjustments

If the outstanding shares of the Corporation are increased, decreased, changed into or exchanged for a different number or kind of shares of securities of the Corporation through re-organization, merger, re-capitalization, re-classification, stock dividend, subdivision or consolidation, an appropriate and proportionate adjustment shall be made by the Board in its discretion in the number or kind of shares optioned and the exercise price per share, as regards previously granted and unexercised options or portions thereof, and as regards options which may be granted subsequent to any such change in the Corporation's capital.

Upon the liquidation or dissolution of the Corporation or upon a re-organization, merger or consolidation of the Corporation with one or more corporations as a result of which the Corporation is not the surviving corporation, or upon the sale of substantially all of the property or more than eighty (80%) percent of the then outstanding shares of the Corporation to another corporation, the Plan shall terminate, and any options theretofore granted hereunder shall terminate unless provision is made in writing in connection with such transaction for the continuance of the Plan and for the assumption of options theretofore granted, or the substitution for such options of new options covering the shares of a successor employer corporation, or a parent or subsidiary thereof, with appropriate adjustments as to number and kind of shares and exercise prices, in which event the Plan and options theretofore granted shall continue in the manner and upon the terms so provided.  If the Plan and unexercised options shall terminate pursuant to the foregoing sentence, the shares subject to all options granted shall immediately vest and all Participants then entitled to exercise an unexercised portion of options then outstanding shall have the right at such time immediately prior to consummation of the event which results in the termination of the Plan as the Corporation shall designate, to exercise their options to the full extent not theretofore exercised.

Adjustments under this Section shall be made by the Board whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive.  No fractional share shall be required to be issued under the Plan on any such adjustment.

16.

Transferability

All benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferrable or assignable unless specifically provided herein or the extent, if any, permitted by the Exchange.  During the lifetime of a Participant any benefits, rights and options may only be exercised by the Participant.

17.

Amendment and Termination of Plan

Subject to applicable approval of the Exchange, the Board may, at any time, suspend or terminate the Plan.  Subject to applicable approval of the Exchange, the Board may also at any time amend or revise the terms of the Plan, provided that no such amendment or revision shall resulting in a material adverse change to the terms of any options theretofore granted under the Plan, unless shareholder approval, or disinterested shareholder approval, as the case may be, if obtained for such amendment or revision.

18.

Necessary Approvals

The ability of a Participant to exercise options and the obligation of the Corporation to issue and deliver shares in accordance with the Plan is subject to any approvals which may be required from shareholders of the Corporation and any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation.  If any shares cannot be issued to any Participant for whatever reason, the obligation of the Corporation to issue such shares shall terminate and any option exercise price paid to the Corporation will be returned to the Participant.

19.

Effective Date of Plan

The Plan has been adopted by the Board of the Corporation subject to the approval of the Exchange and, if so approved, the Plan shall become effective upon such approvals being obtained.

16

20.

Interpretation

The Plan will be governed by and construed in accordance with the laws of the Province of British Columbia.

MADE by the Board of Directors of the Corporation as evidenced by the signature of the following director duly authorized in that behalf effective April 15, 2004.

CARMANAH TECHNOLOGIES CORPORATION

Per:          "Peeyush K. Varshney"

Name:

Peeyush K. Varshney, LL.B.

Title:

Corporate Secretary

17

Proxy

____

GENERAL MEETING OF SHAREHOLDERS OF

CARMANAH TECHNOLOGIES CORPORATION

TO BE HELD AT THE DELTA VICTORIA OCEAN POINTE RESORT, 45 SONGHEES ROAD, VICTORIA, BC, ON WEDNESDAY, MAY 26, 2004, AT 10:00 AM.

The undersigned shareholder ("Registered Shareholder") of Carmanah Technologies Corporation (the "Corporation")hereby appoints**, Art Aylesworth**, the President, Chief Executive Officer and a Director of the Corporation, or failing this person, **Praveen K. Varshney**, Chief Financial Officer and a Director of the Corporation, or in the place of the foregoing,
(*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein. **The undersigned hereby revokes any proxy previously given to attend and vote at said Meeting.**

If no designation in favour of or against any matter set out above is made, the management designees, if named as proxy, will vote in favour of all matters set out herein. This instrument of proxy confers discretionary authority upon the management designees or other persons named as proxy with respect to any amendment or variation of any of the proposals set out above or other matters which may properly come before the Meeting.

REGISTERED HOLDER SIGN HERE: ____________________

NAME: ____

DATE SIGNED:____

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To fix the board of directors at six (6) members			N/A
2. The election as directors for the ensuing year of the nominees as a group named in the management information circular accompanying this instrument of proxy		N/A	
3. The appointment of KPMG, LLP as auditors of the Corporation		N/A	
4. To approve and adopt, with or without modification, the ordinary resolution approving an amended stock option plan and the approval of various stock options as described in the management information circular accompanying this instrument of proxy..			N/A
5. To approve and adopt, with or without modification, the ordinary resolution approving the extension of the expiry date of various options as described in the management information circular accompanying this instrument of proxy.			N/A

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

If someone other than the named shareholder signs this Proxy on behalf of the named shareholder, documentation acceptable to the Chairman of the Meeting must be deposited with this Proxy granting signing authority to the person signing the proxy.

*To be used at the Meeting, this Proxy must be received at the offices of **Pacific Corporate Trust Company** no later than 48 hours preceding the Meeting or with the Chairman of the Meeting on the day of the Meeting prior to its commencement. The mailing address of Pacific Corporate Trust Company is **10th Floor, 625 Howe Street, Vancouver, British Columbia, Canada V6C 3B8 and its fax number is (604) 689-8144**. Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote.*

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person,*** may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions** ***must be DEPOSITED*** **at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote

2003 ANNUAL REPORT

Carmanah Technologies Corporation

2003 Annual Report

Company Overview

Using solar power as an alternative energy source, Carmanah Technologies Corporation ("Carmanah") designs, manufactures and distributes LED (light emitting diode) products  for a wide range of industrial and commercial lighting applications.

Carmanah's unique solar-powered LED lighting products can operate almost anywhere in the world, and they meet or exceed reliability and maintenance criteria developed for traditional lights connected to an electrical power grid.  The key benefits for Carmanah's customers are simple installation, lower capital costs, zero energy costs and no maintenance or servicing.

Corporate History

Carmanah began by designing and building the world's first self-contained marine navigation lights.  Carmanah's marine navigation lights are truly revolutionary; they are compact, virtually indestructible, solar-powered LED inventions that lower costs by a factor of ten while improving performance and eliminating maintenance.  They have become famous amongst coast guards, waterway authorities, navies and mariners.

As they are often used in areas of liability, marine navigation lights necessitate the highest levels of performance and reliability.  They also have to pass stringent standards for range, flash rates, colour, dependability, vibration, temperature and shock.  Carmanah has met the technical challenge of this demanding market niche and its products are modernizing marine lighting around the world.

Through its unique experience in the marine sector, Carmanah has compiled a strong portfolio of technical achievements and patented innovations around the concept of solar-powered LED lighting.  The Company currently leads the world in solar-powered LED lighting capability and has been successfully leveraging its platform technology into many other sectors, such as transit, aviation, roadway, railway and industrial marker lighting.

2003 Annual Report

Current Operations

Carmanah's solar-powered LED lighting products have created a paradigm shift in the possibilities of marker lighting.  They are extremely reliable, durable and high performance products that make marker lighting viable where it is required - not just where electrical power is available.

Carmanah currently serves the following market sectors:

Transit

  TranSignalTM solar-powered bus signaling device.

  i-STOPTM bus stop with LED bus signaling, overhead LED security lighting and LED edge-lit schedule illumination.

  i-SHELTERTM solar-powered LED shelter illumination.

Aviation	Taxiway edge lighting, obstruction lighting, apron lighting, barricade lighting and emergency lighting.
Marine	Navigation and hazard marking lights with one, two and three nautical mile ranges.
Roadways	Crosswalk signals, illuminated roadway delineators, roadway sign enhancers.
Railways	Track warning lights, bridge marking lights.
Industrial Worksite	Warning lights, obstruction lights, equipment marking lights.

Carmanah has been growing at an average of 68% per year. Through both its direct and distribution sales programs, the Company has sold more than 90,000 units into 110 countries.  In 2003, Carmanah was ranked #330 in North America in the Deloitte Technology Fast 500, as well as the #9 fastest growing company  in Canada as part of the 2003 PROFIT 100 (published by Profit Magazine).

Carmanah manufactures to ISO 9001:2000 quality assurance standards at its primary facility in Victoria, British Columbia, Canada. The Company also has additional sales operations in the United States and the United Kingdom.

Carmanah is a publicly traded on the Canadian TSX Venture Exchange (symbol: "CMH"), as well as the Berlin and Frankfurt Exchanges (symbol: "QCX").

The Future

The applications for Carmanah's unique solar-powered LED technologies are virtually limitless.  To maintain its rapid growth, the Company is continually seeking opportunities for new products and new markets that fit its core competencies.  Carmanah is well-funded and has a substantial research and development program devoted to both enhancing its proprietary technologies and repackaging them for newly identified applications.  Carmanah is also continuing to develop strategic relationships or joint ventures with key industry players in the various markets it serves.

2003 Annual Report

The Year in Review

Carmanah Technologies continued to develop its leadership position in the dynamic, solar-powered LED technology market space during 2003.  We are enjoying the kind of rapid growth and market pull consistent with a company delivering previously unavailable solutions that fulfill well-defined market needs.  The past year saw many positive developments in both the international markets for our products, and in our ability to meet emerging opportunities head on.  Carmanah has continued to demonstrate that the opportunities for solar-powered LED lighting solutions are significant, and that the world is ready to embrace our practical, efficient, alternative energy technologies.

In the past twelve months, the world has become much more knowledgeable about the many benefits of LEDs.  The wave of new products capitalizing on their energy efficiency and long life is growing at a phenomenal pace.  Simultaneously, the world demand for products that reduce the dependence on traditional power grids is also on the rise.  Recent large scale blackouts and ever increasing electricity costs continued to reinforce the many compelling reasons for efficient lighting as well as alternative energy products such as solar power.  Carmanah has positioned itself strategically between these synergistic technologies and has gained defendable expertise and strong competive advantages in the global economy for solar-powered LED lighting.  In fact, our positioning and the timing of our aggressive efforts to take a leadership role in this technology space could not be better.

Sales Highlights

In 2003, Carmanah achieved several milestones:

  Sales and market expansion for our respected marine products continued to grow.  With increased efforts in both business development and product development currently underway, we fully expect this positive trend to continue in the years ahead.  Up until the end of 2003, approximately 60,000 marine lights had been installed in 110 countries.

  Our investment of time and money over the past two years into solar-powered LED bus stop and shelter lighting for the transit market was rewarded with the largest single order in the Company's history.  Our technology is now lighting public transportation infrastructure for the City of London, England.

  We also saw the relatively new aviation market become the second biggest contributor to our top and bottom line.  In just sixteen months since market introduction, Carmanah has become known worldwide for its rugged and simple solutions in the demanding aviation market.

  In 2003, Carmanah also continued its preparation to launch several new products into the North American roadway market in early 2004.  We are confident that this sector offers significant revenue potential for the Company.

2003 Annual Report

  Carmanah completed its first major transaction in October of 2003 with the acquisition of AVVA Technologies Inc.  This purchase added world leading, energy efficient, low maintenance LED signage to our portfolio of core skills.  The potential for LED signs spans markets worldwide, and AVVA ensures we can deliver the quantity and quality of both roadway and transit signs to the customers we are already serving.

The increasing contribution of our various verticals during 2003 is a positive trend.  It marks the beginning of multiple revenue streams for the Company, which will only serve to make us stronger and certainly more profitable.

The number of opportunities for our technologies is constantly expanding, and our ability to identify and prioritize the opportunities, and then develop and deliver the required products is at an all-time high.  In 2003, we strengthened our team by adding product development leadership with experience that includes prior senior roles with both Ford Motor Company and Phillips Electronics.  We added leadership within manufacturing that brings prior expertise in growing a company from twenty employees to nearly six hundred in just five years.  We also added a dedicated Vice President of Corporate Development with considerable merger and acquisition experience - a clear statement that we are serious in our belief that there will be further opportunities for consolidation within our markets.  The size and calibre of our business development team is also on the rise, ensuring we can fully capitalize on the market pull we are experiencing.  Carmanah is building a world class team with the breadth of skills and experience necessary to assume the leadership role in our technology space, not only for today but for years to come.

Closing Comments

The ultimate potential for Carmanah's lighting technologies is still being assessed as it continues to grow beyond our previous expectations.  We are extremely proud of what we have achieved to-date, and we are even more excited about what lies ahead.  We appreciate the ongoing support and enthusiasm of our shareholders, and we will continue to work hard on their behalf.

Art Aylesworth

C.E.O. and Director

April 19, 2004

2003 Annual Report

Senior Management and the Board of Directors

Art Aylesworth

C.E.O, Director

Prior to joining Carmanah in 2001, Mr. Aylesworth had gained over 20 years experience in increasingly senior positions with Sharp's Audio Visual Ltd. Sharp's Audio Visual is the oldest and largest provider of presentation technology and services in Western Canada, with more than 200 staff operating out of eight offices throughout the provinces of British Columbia and Alberta. Mr. Aylesworth was appointed President and C.O.O. of Sharp's Audio Visual in 1999 and played a key role in the company's growth from $4,000,000 to $20,000,000 in annual sales. As Carmanah's C.E.O., Mr. Aylesworth brings to the Company over 25 years of business leadership and entrepreneurial experience, as well as a strong background in sales and marketing.

Dr. David Green, Ph.D., B.Eng

Chair of the Board, C.T.O.

Carmanah founder Dr. David Green has an engineering physics degree from the Royal Military College of Kingston, Ontario and a Ph.D. from the University of British Columbia.  Dr. Green has a strong entrepreneurial background with two previous hi-tech ventures turning into multi-million dollar enterprises.  One of his startups, which he sold in 1989, was eventually bought out by JDS Uniphase.  The other, a fibre-optic company called NxtPhase, was voted the top startup company in British Columbia.  It has raised $80 million in private venture capital.

Chuck Francis, B.A.

C.O.O.

Mr. Francis honed his management and administrative skills as a department manager at the University of Victoria.  He left the University in 1986 to found Island Professional Displays Ltd., now a multi-million dollar service operation providing special event displays to the Vancouver Island market.  Mr. Francis joined Carmanah in 2000 as Carmanah's C.O.O.  In this position, his role is to ensure that all aspects of the Company operate smoothly.

Kelly Edmison, LL.B.

Director

Kelly Edmison is currently President and Chief Executive Officer of Devon Venture Corporation (TSX VE: DVX), a merchant bank focused on early stage high technology companies.  Mr. Edmison has been active in the Vancouver junior tech market for the past decade.  A graduate of the University of Toronto and Queen's University, Mr. Edmison has practiced law for over 20 years.  He spent his early career in Calgary and Hong Kong before joining Ladner Downs (now Borden Ladner Gervais) in 1985 where he practiced securities and commercial law until 1995.  He then established his own practice focused exclusively on representing Vancouver-based junior technology companies. During the past five years, companies represented by Mr. Edmison have closed over forty financings raising

2003 Annual Report

aggregate proceeds in excess of $200,000,000.  Mr. Edmison has been a director of PCS Wireless Inc., eDispatch Wireless Data Inc. and Icon Technologies Inc.  Mr. Edmison has also been Secretary of ALI Technologies Inc. and a number of high profile venture capital financed companies including NxtPhase Corporation, Sonigistix Corporation, Synapse Technologies Inc. and Colligo Technologies Corporation.

Trevor Johnstone,  C.A., M.B.A.

Director

Mr. Johnstone is a Chartered Accountant and holds a Masters of Business Administration from the University of California at Berkeley.

He is a founder and principal of Tricor Pacific Capital, Inc., a private equity investment firm.  He participates in all aspects of Tricor's investment activity, and is an active directory of each portfolio company.

Mr. Johnstone acts as a director of a number of public and private companies.  As both a principal and advisor, he has gained experience in Canada, the United States and in international transactions.  Mr. Johnstone was Chairman of Pacifica Papers Inc. during the company's billion-dollar merger with Norske Skog Canada Limited, and now sits on the board of the combined entity.  He was instrumental in the formation and creation of Helijet Airways Inc., where he acts as Corporate Secretary and Director.

Mr. Johnstone is a member and the Chairman of the Finance and Audit Committee of the Board of the Vancouver Coastal Health Authority, which is the largest healthcare authority in Canada with an annual budget of $1.9 billion.

Praveen K. Varshney, C.A.

C.F.O., Director

Mr. Varshney is a chartered accountant, having obtained his C.A. designation in 1990.  He has been actively involved in the capital markets, and since 1995 has carried out this involvement through Varshney Chowdhry Group and since December 1999, through Varshney Capital Corporation.  Both of these are merchant banking, venture capital, and corporate advisory firms through which Mr. Varshney has gained significant experience with public companies and the capital markets.  Mr. Varshney is a director and officer of a number of publicly-traded companies.  He obtained a Bachelor of Commerce degree from the University of British Columbia in 1987.  Following that, he was with KPMG from 1987 to 1991. He is a member and on the Board of the Vancouver chapter of the Young Entrepreneurs Organization (YEO) and a founding member of the Vancouver chapter of The IndUS Entrepreneurs (TiE).

2003 Annual Report

Mark Komonoski, B.Comm.

Director

From September 1993 to March 1997, Mr. Komonoski was President and Director of AVVA Light Corporation, which is now a 100% wholly-owned subsidiary of Carmanah.  Since 1999, Mr. Komonoski has served as President of TradeMark Equity Marketing Inc., a venture capital public company development firm.  He has also served as a consultant and director for several public companies during the past five years.  Currently Mr. Komonoski is a Carmanah board member focused on corporate communications for the Company.

Peeyush Varshney, LL.B

Corporate Secretary

Peeyush Varshney specializes in corporate/securities law and is a director of a number of public companies.  He holds Bachelor of Commerce and Bachelor of Laws degrees from the University of British Columbia.

2003 Annual Report

Management Discussion and Analysis of Financial Statements

Carmanah's total revenues for the 12 months ended December 31, 2003 increased 42% to $9,220,018, compared with $6,468,899 for the preceding year.  Revenues were derived from the sale of its existing product line of solar powered light-emitting diode hazard and safety lights to marine, roadway and aviation markets, and from the sale of new products primarily consisting of the illuminated bus shelters and bus stops to transit markets.  The acquisition of AVVA Technologies Inc., late in the fiscal year contributed to Q4 revenues, representing 8% of total 2003 sales.  Sales were sourced through a worldwide distribution network and direct sales efforts in these key market segments and territories.

While Carmanah continued to enjoy exceptional growth in 2003, the decline of the US dollar impacted the Company's revenues, as a significant portion of its sales were in US dollars.  The US dollar declined from an average rate of 1.57 in year 2002 to an average rate of 1.40 in year 2003, resulting in a reduction in a foreign exchange loss of $290,456.

Management is pleased to report that outstanding orders at the end of 2003 were at a record high of $1.1 million.  This was approximately 14 times the outstanding orders at the end of 2002, and was the result of strong sales momentum in the later half of 2003, particularly in December.

Carmanah's gross profit margin was 51% of sales, compared to previous year's 56%.  The difference was linked to the shift in the US dollar.  The Company's cost of goods were sourced primarily in Canadian dollars.  Gross margin becomes affected when US dollar sales are booked at a declining exchange rate.  To mitigate the erosion of margins in 2003, Carmanah raised its pricing and sold in currencies other than the US dollar where possible.  The Company also took advantage of its revenue growth to negotiate more favourable volume pricing on component supply.

Wages and benefits expense represents Carmanah's Sales and Marketing, Operations and Finance departments.  For the year ended December 31, 2003, wages and benefits increased 26% to $1,919,084, compared with $1,517,416 in 2002.  This increase was the result of an increase in new hires to support sales growth.  As a percentage of sales, wages and benefits expense represents 21% of sales in 2003, compared with 23% of sales in 2002.  Carmanah had 26 Full-Time Equivalents (FTE's) in these departments during fiscal 2003, compared with 23 FTE's in 2002.  Carmanah had 53 Full-Time Equivalents (FTE's) in the entire company during fiscal 2003, compared with 41 FTE's in 2002.

Office and administration expenses in 2003 were $871,994, representing a 27% increase over 2002 at $684,531.  During the 2003 fiscal year, Carmanah was operating out of approximately 19,205 square feet, whereas the Company operated out of this total space for only the latter half of 2002.  The first half of 2002 comprised approximately 8,841 square feet.  The increase in space for the entire fiscal year 2003, as well as the increased staffing levels, resulted in higher rent, utilities and general office costs.  Given the sales growth experienced in 2003, however, the total office and administration expenses in 2003 actually decreased slightly as a percentage of sales to 9% of total sales in 2003, as compared to 11% of total sales in 2002.

2003 Annual Report

During 2003, research and development expenses of $787,309 represented a 45% increase over $543,051 in the previous year.  The continued investment in (1) research for existing product enhancements and (2) new product development has enabled Carmanah to turn out prototypes and products at a faster rate.  This ability to keep up with market demands for technology enhancements and new product offerings has rewarded the Company with its current sales momentum.  Carmanah will continue to be proactive with its investment in research and development as the Company works with key market segments on new opportunities.  As a percentage of sales, research and development expenses grew at a consistent level in 2003 over 2002, with total research and development expense for both years representing 8% of total sales.

Sales and marketing expenses in 2003 were $753,360, representing a 41% increase over 2002 at $533,041.  The Company continued to increase sales and marketing activities for new and existing product lines throughout its worldwide marketplace.  In addition, a significant portion of the overall sales and marketing investment was allocated to markets and products where the Company has identified future revenue opportunity.  Sales and marketing expense continued to grow as a percentage of sales at a consistent level, with sales and marketing expense representing 8% of total sales for both 2003 and 2002 fiscal years.

Net earnings for 2003 before income tax, depreciation and amortization (EBITDA) were $260,936, compared with $384,393 for 2002. There were two expense adjustments booked in 2003 that have no comparatives in 2002: a one-time write-down of a pre-reverse takeover receivable in the amount of $111,502, and an expense for stock-based compensation for stock options exercised issued to non-employees in the amount of $27,288.  The Company recorded net earnings of $22,843.

Carmanah's cash balance at December 31, 2003 was $1,693,069, compared to $679,100 at December 31, 2002.  Net cash usage from operations and investing activities was $948,766.  Financing for the Company's operations was funded primarily from a private placement during 2003 in the amount of $1,480,000, and the exercise of warrants and stock options in the amount of $595,029. Net working capital at the end of 2003 was $4,168,728, with a current ratio of 2.9:1 and $104,981 of non-current debt obligations.

Irene Schamhart

Accounting Manager

April 19, 2004

2003 Annual Report

Management's Responsibility for Financial Reporting

The consolidated financial statements of Carmanah Technologies Corporation have been prepared by management for approval by the Board of Directors of the Company.  Management is responsible for the preparation and presentation of the information contained in the consolidated financial statements and other sections of the annual report.  The Company maintains appropriate systems of internal control, policies and procedures which provide management with reasonable assurance that assets are safeguarded and that financial records are reliable and form a proper basis for the preparation of financial statements.

The Company's independent auditors, KPMG LLP, have been appointed by the shareholders to express their independent opinion on the fairness of the consolidated financial statements.  Their report is included below.

The Board of Directors ensures that management fulfills the responsibilities for financial reporting and internal control through an Audit Committee which is composed of a majority of outside directors.  This committee reviews the consolidated financial statements and the Management's Discussion and Analysis and reports to the Board of Directors.  The auditors have full and direct access to the Audit Committee.

Art Aylesworth C.E.O., Director February 20, 2004	Praveen Varshney C.F.O., Director February 20, 2004

kpmg

KPMG LLP

Chartered Accountants

St. Andrew's Square II

Telephone (250) 480-3500

800-730 View Street

Telefax (250) 480-3539

Victoria BC V8W 3Y7

www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Carmanah Technologies Corporation as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003, in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Victoria, Canada

February 20, 2004

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Balance Sheets
(Expressed in Canadian dollars)

December 31, 2003 and 2002

	2003	2002

Assets

Current assets:
Cash and cash equivalents	$1,693,069	$679,100
Accounts receivable, net	2,698,061	1,366,780
Inventories (note 3)	1,904,872	1,057,666
Prepaid expenses and deposits	53,376	43,513
Current portion of advances receivable	-	26,844
	6,349,378	3,173,903

Advances receivable (note 4)	-	111,500
Equipment and leasehold improvements, net (note 5)	871,683	471,079
Intangible assets, net (note 6)	190,320	34,154
Goodwill	3,072,173	-
Future income taxes (note 7)	190,114	-

	$10,673,668	$3,790,636

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$1,648,841	$947,014
Bank loan (note 8)	383,332	140,000
Deferred revenue	71,228	11,042
Current portion of long-term debt	21,814	21,684
Current portion of obligations under capital leases	55,435	48,015
	2,180,650	1,167,755

Long-term debt (note 9)	33,325	55,139
Obligations under capital leases (note 10)	71,656	49,566
	2,285,631	1,272,460

Shareholders' equity:
Share capital (note 11)	8,831,345	3,256,336
Contributed surplus (note 11(f))	298,197	26,188
Deficit	(741,505)	(764,348)
	8,388,037	2,518,176
Commitments (note 16)
Subsequent event (note 19)
	$10,673,668	$3,790,636

See accompanying notes to consolidated financial statements.

On behalf of the Board:

__________________________________  Director           __________________________________  Director

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001

Sales	$9,220,018	$6,468,899	$3,373,453

Cost of sales	4,455,250	2,808,745	1,549,306
	4,764,768	3,660,154	1,824,147

Operating expenses:
Wages and benefits	1,919,084	1,517,416	1,135,033
Office and administration	871,994	684,531	539,360
Research and development (note 13)	787,309	543,051	271,485
Sales and marketing	753,360	533,041	200,705
Bank charges and interest	91,537	49,086	38,912
Amortization of:
Equipment and leasehold improvements	209,416	140,014	111,129
Deferred development costs	-	216,895	217,588
Intangible assets	20,270	9,091	12,129
	4,652,970	3,693,125	2,526,341

Operating income (loss)	111,798	(32,971)	(702,194)

Other income (expense):
Interest and other income	30,954	51,364	25,696
Write-down of advances receivable (note 4)	(111,502)	-	-
	(80,548)	51,364	25,696

Earnings (loss) before income taxes	31,250	18,393	(676,498)

Income tax expense (recovery):
Future (note 7)	8,407	(18,000)	-

Net earnings (loss)	22,843	36,393	(676,498)

Deficit, beginning of year	(764,348)	(800,741)	(124,243)

Deficit, end of year	$(741,505)	$(764,348)	$(800,741)

Earnings (loss) per share - basic and fully diluted	$0.00	$0.00	$(0.04)

Weighted average number of shares outstanding:
Basic	22,826,155	19,650,884	15,460,951
Diluted	23,743,404	20,562,279	15,460,951

See accompanying notes to consolidated financial statements.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001
	2003	2002	2001

Cash provided by (used in):
Operations:
Net earnings (loss)	$22,843	$36,393	$(676,498)
Items not involving cash:
Amortization	229,686	366,000	340,846
Write-down of advances receivable	111,502	-	-
Stock compensation	27,288	-	-
Future income tax expense (recovery)	8,407	(18,000)	-
Changes in non-cash working capital:
Accounts receivable	(756,030)	(983,934)	(8,087)
Inventories	(475,947)	(470,227)	(92,439)
Prepaid expenses and deposits	12,106	(16,736)	(23,915)
Accounts payable and accrued liabilities	163,495	606,138	66,753
Deferred revenue	52,402	11,042	-
	(604,248)	(469,324)	(393,340)
Investing:
Purchase of equipment and leasehold
improvements	(304,379)	(269,428)	(138,848)
Purchase of intangible assets	(9,172)	(13,757)	(12,627)
Cash acquired upon acquisition of
AVVA Technologies Inc., net of
acquisition costs	(59,467)	-	-
Repayments of advances receivable	28,500	22,628	10,528
Advances received	-	-	300,000
Deferred development costs	-	-	(231,202)
Proceeds on disposal of equipment	-	4,600	-
	(344,518)	(255,957)	(72,149)
Financing:
Proceeds on share issuance	2,075,029	237,600	1,468,014
Share issuance costs	(177,282)	(11,010)	(31,835)
Bank loan	116,147	110,000	(60,000)
Repayment of long-term debt	(21,684)	(43,114)	(51,906)
Principal payments of obligations under
capital leases	(29,475)	(24,912)	(17,001)
Proceeds from issuance of long-term debt	-	75,000	33,400
	1,962,735	343,564	1,340,672

Increase (decrease) in cash and cash equivalents	1,013,969	(381,717)	875,183

Cash and cash equivalents, beginning of year	679,100	1,060,817	185,634

Cash and cash equivalents, end of year	$1,693,069	$679,100	$1,060,817

Supplemental cash flow information:
Cash during the year for:
Interest paid	$188,632	$127,569	$38,912
Non-cash investing and financing activities:
Acquisition of equipment through capital lease	-	66,392	43,682
Shares/stock options issued for services:
Share issue costs	38,198	-	36,000
Shares, options and warrants issued to acquire
non-cash assets of AVVA Technologies Inc.	3,873,371	-	-
Shares issued to acquire non-cash assets	-	-	645,828

See accompanying notes to consolidated financial statements.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

Carmanah Technologies Corporation (the "Company" or "CTC") was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on March 26, 1996.  On June 21, 2001, the Company acquired all the issued and outstanding share capital of Carmanah Technologies Inc. ("CTI").  CTI is in the business of developing and manufacturing solar-powered LED (light emitting diode) lighting solutions and the sale of related products.  On October 1, 2003, the Company acquired all the issued and outstanding share capital, stock options and warrants of AVVA Technologies Inc. ("AVVA") in exchange for share capital, stock options and warrants of the Company.

1.

Significant accounting policies:

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles.  The following is a summary of the significant accounting policies used in the preparation of the financial statements.  Material measurement differences to accounting principles generally accepted in the United States of America are set out in note 18.

(a)

Basis of presentation:

(i)

Reverse takeover transaction:

On June 21, 2001, the Company acquired all of the issued and outstanding common shares of CTI in exchange for common shares.

As the former shareholders of CTI held the majority of the outstanding shares of the Company immediately following the transaction, the transaction has been accounted for as a reverse takeover in accordance with Canadian generally accepted accounting principles.

Application of reverse takeover accounting results in the following:

(a)

The consolidated financial statements of the combined entity are issued under the name of the legal parent, the Company, but are considered a continuation of the financial statements of the legal subsidiary, CTI.

(b)

As CTI is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated balance sheets for the continuing entity at their historical carrying values.  The Company's assets and liabilities at the date of the transaction are included in the consolidated balance sheets at their estimated fair market value, which equaled their book value at the date of the transaction.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

1.

Significant accounting policies (continued):

(a)

Basis of presentation (continued):

(ii)

Consolidation:

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, CTI and AVVA.  All inter-company transactions and balances have been eliminated.

(b)

Cash and cash equivalents:

Cash and cash equivalents include highly liquid investments, consisting primarily of term deposits, with terms to maturity of three months or less at the date of purchase.

(c)

Inventories:

Inventories are valued on a first-in, first-out basis at the lower of average cost and replacement cost for raw materials and at the lower of cost and net realizable value for work-in-process and finished goods.

(d)

Equipment and leasehold improvements:

Equipment and leasehold improvements are carried at cost less accumulated amortization.  Amortization is determined at rates which will reduce original cost to estimated residual value over the useful life of each asset.  The annual rates used to compute amortization are as follows:

Asset	Basis	Rate

Computer hardware	declining balance	30%
Computer software	declining balance	50%
Leasehold improvements	straight-line	term of lease
Office, production and research equipment	declining balance	20%

The cost of repairs and maintenance is expensed as incurred.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

1.

Significant accounting policies (continued):

(e)

Intangible assets:

Intangible assets are amortized over their estimated useful lives, which vary from 3 months to 5 years.

(f)

Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair values.  Goodwill is allocated as of the date of the business combination to the Company's reporting units that are expected to benefit from the synergies of the business combination.

Goodwill is not amortized but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.  The impairment test is carried out in two steps.  In the first step, the carrying amount of the reporting unit is compared with its fair value.  When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary.  The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any.  The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it was the purchase price.  When the carrying amount of reporting unit goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statement of operations and deficit before extraordinary items and discontinued operations.

(g)

Revenue recognition:

Revenue from the sale of products is recognized at the time the product is shipped and title passes, persuasive evidence exists of a sales arrangement, collection is probable and the price is fixed or determinable.  Provisions are established for estimated product returns and warranty costs at the time revenue is recognized based on historical experience for the product.  If there is a requirement for customer acceptance of any products shipped, revenue is recognized only after customer acceptance has been received.  Payments received in advance of the satisfaction of the Company's revenue recognition policies are recorded as deferred revenue.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

1.

Significant accounting policies (continued):

(h)

Research and development costs:

Research costs are expensed as incurred.  Development costs are expensed as incurred unless certain stringent criteria for deferral, as specified by the Canadian Institute of Chartered Accountants, have been met.  These criteria primarily relate to the establishment of technical feasibility, identification of specified markets, and availability of adequate resources to complete the project under development.  Costs of product development, net of any applicable research and development tax credits, are capitalized until project completion or commencement of commercial sales of the product.  Costs are then amortized over the estimated period of future benefit.

(i)

Earnings (loss) per share:

The Company calculates basic earnings (loss) per share using the weighted average number of common shares outstanding during the period excluding escrowed shares for which the release is subject to the satisfaction of performance criteria.  Diluted net earnings (loss) per share are calculated by the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period in calculating the net dilution impact.  Stock options and warrants are dilutive when the Company has income from continuing operations and the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

(j)

Stock-based compensation:

The Company has a stock-based compensation plan, which is described in note 11(c).  The Company accounts for all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, using the fair value based method.  No compensation cost is recorded for all other stock-based employee compensation awards.  Consideration paid by employees on the exercise of stock options is recorded as share capital and contributed surplus.  The pro forma effect of accounting for these awards under the fair value based method is disclosed in note 11(c).

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

1.

Significant accounting policies (continued):

(j)

Stock-based compensation (continued):

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the equity instruments issued or liabilities incurred.  The fair value of stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments.  The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Under the fair value based method, compensation cost attributable to awards to employees that are direct awards of stock appreciation rights that call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period.  Compensation cost attributable to awards to employees that call for settlement in cash or other assets is measured at intrinsic value and recognized over the vesting period.  Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost.  For awards that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

(k)

Future income taxes:

The Company uses the asset and liability method of accounting for income taxes.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of future changes in tax rates is recognized in income in the period that included the date of substantive enactment. To the extent that it is not more likely than not that a future tax asset will be realized, a valuation allowance is provided.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

1.

Significant accounting policies (continued):

(l)

Foreign currency transactions:

The Company's functional currency is the Canadian dollar.  Monetary assets and liabilities denominated in foreign currency are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date.  Non-monetary items are translated at rates of exchange in effect when the amounts were acquired or obligations incurred.  Revenues and expenses are translated at rates in effect at the time of the transaction.  Foreign exchange gains and losses are recognized in the determination of net earnings (loss) in the year in which they arise.

(m)

Measurement uncertainty:

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period.  Significant areas requiring the use of estimates include the estimation of warranty provisions, amortization periods of intangible assets, valuation of stock compensation, and the estimation of future income tax asset valuation allowances.  Actual results could differ from those estimates.

(n)

Impairment of long-lived assets:

The Company monitors the recoverability of long-lived assets, including equipment and leasehold improvements, and patents, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  The Company reviews factors such as current market value, future asset utilization and business climate and compares the carrying value of the assets to the future undiscounted cash flows expected to result from the use of the related asset.  If such cash flows are less than the carrying value, the impairment charge to be recognized equals the excess.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

2.

Acquisition of AVVA Technologies Inc.:

On October 1, 2003, the Company acquired all the issued and outstanding share capital, stock options and warrants of AVVA.

Pursuant to the terms of the acquisition agreement, former shareholders of AVVA received 1 common share of the Company for every 8 AVVA shares held on the acquisition date.  Common share purchase options and warrants outstanding in AVVA as at the effective date were also exchanged on an 8 to 1 ratio into common share purchase options and warrants of the Company, respectively.

As a result of the acquisition, the Company issued 3,055,477 common shares to the former shareholders of AVVA.  In addition, the Company reserved an aggregate of 116,797 common shares pursuant to the exercise of warrants and 307,813 common shares pursuant to the exercise of stock options granted in conjunction with the acquisition.

The fair value of shares issued on acquisition was based on the market price of CTC shares at the date the acquisition was agreed to and announced based on management evaluation that the CTC shares trade in an active and liquid market.  The fair value of options and warrants issued has been determined using an option pricing model.

The following summarizes the fair value of the assets acquired and liabilities assumed:

Assets:
Current assets	$1,079,423
Equipment and leasehold improvements	305,641
Intangible assets	167,265
Goodwill	3,072,173
Future income tax assets	198,521
4,823,023
Liabilities:
Current liabilities	711,165
Obligations under capital leases	81,796
792,961

Total consideration	$4,030,062

Consideration:
Common shares	$3,715,460
Options	160,587
Warrants	45,936
3,921,983

Plus acquisition costs	108,079

$4,030,062

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

3.	Inventories:

		2003	2002

	Raw materials	$1,453,289	$737,039
	Work-in-process	206,241	115,290
	Finished goods	245,342	205,337
		$1,904,872	$1,057,666

4.	Advances receivable:

		2003	2002

	Advances, beginning of year	$138,344	$160,972
	Payments received	(28,500)	(35,500)
	Accrued interest at 8% per annum	1,658	12,872
		111,502	138,344
	Less current portion of advances receivable	-	(26,844)
		111,502	111,500
	Less allowance for doubtful account	(111,502)	-

		$-	$111,500

The Company entered into a Letter of Intent dated September 15, 1999 which sets forth the basic terms and conditions of a proposed acquisition of all the issued and outstanding securities of Bargain Castle International Discount Centres Inc. ("Bargain Castle"), a private company which carries on the business of selling goods that are purchased from liquidation sources.  The transaction was not completed as certain conditions required to be met for the closing were not satisfied.  The debt is secured by a first charge over all the assets of Bargain Castle, pursuant to a general security agreement.  In 2003, certain principal and interest payments were not received from Bargain Castle.  Management is negotiating the collection of these advances with Bargain Castle and any repayments received will be recorded in income upon collection.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

5.

Equipment and leasehold improvements:

				Accumulated				Net book
2003		Cost		amortization				value

Computer hardware		$282,839			$154,765			$128,074
Computer software		165,169			140,657			24,512
Leasehold improvements		409,867			134,637			275,230
Office equipment		128,517			36,492			92,025
Production equipment		361,087			86,813			274,274
Research equipment		100,939			23,371			77,568
		$1,448,418			$576,735			$871,683

					Accumulated			Net book
2002	-	Cost	-	-	amortization	-	-	value

Computer hardware		$221,546			$116,340			$105,206
Computer software		119,475			108,023			11,452
Leasehold improvements		199,008			62,439			136,569
Office equipment		96,262			18,713			77,549
Production equipment		175,876			51,265			124,611
Research equipment		28,701			13,009			15,692
--		$840,868	-		$369,789	-		$471,079

Equipment and leasehold improvements include $245,065 (2002 - $151,037) of equipment acquired under capital leases.  Amortization of equipment under capital lease of $48,336 (2002 - $24,856; 2001 - $19,558) is included in amortization expense.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

6.

Intangible assets:

				Accumulated			Net book
2003		Cost		amortization			value

Licensed technology		$17,265		$3,085			$14,180
Customer relationships		150,000		7,500			142,500
Patents and trademarks		75,773		42,133			33,640
		$243,038		$52,718			$190,320

				Accumulated			Net book
2002	-	Cost	-	amortization	-	-	value

Patents and trademarks		$66,602		$32,448			$34,154

7.

Income taxes:

Income tax recovery (expense) differs from the amounts computed by applying the combined federal and provincial tax rates of 37.6% (2002 - 39.6%; 2001 - 43.6%) to pre-tax income from continuing operations as a result of the following:

	2003	2002	2001

Earnings (loss) before income taxes	$31,250	$18,393	$(676,498)

Computed expected tax expense
(recovery)	$11,750	$7,284	$(294,953)
Non-deductible expenses	4,119	4,742	4,959
Other	(7,462)	(736)	-
Increase in income tax valuation
allowance	67,000	-	289,994
Tax effect of loss carryforwards
not previously recognized	(67,000)	(29,290)	-

Income tax expense (recovery)	$8,407	$(18,000)	$-

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

7.

Income taxes (continued):

Temporary differences give rise to the following future tax assets and liabilities at December 31:

	2003	2002

Future tax assets:
Warranty reserve	$46,000	$23,000
Share issue costs	305,000	89,000
Losses available for future periods	828,000	353,000
Scientific research and experimental development	69,000	192,000
Equipment	138,000	-
Accrued liabilities	40,000	-
Other	14,000	14,000
	1,440,000	671,000

Future tax liabilities:
Intangible assets	(51,000)	-
Equipment	(3,000)	(12,000)
	(54,000)	(12,000)

Less valuation allowance	(1,195,886)	(659,000)

Net future tax asset	$190,114	$-

As at December 31, 2003, the Company has non-capital loss carryforwards of $2,400,000 available to reduce taxable income otherwise calculated in future years.  These losses will expire as follows:

Non-capital losses

2004	$700,000
2005	400,000
2006	200,000
2007	200,000
2008	200,000
2009	300,000
2010	400,000

$2,400,000

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

8.

Bank loan:

The Company, through CTI, has a credit facility with the Royal Bank of Canada, which includes a demand operating loan to a maximum of $750,000 (2002 - $300,000) at prime plus 0.75% (2002 - 1.25%).  This credit facility is secured by a general security agreement, and guarantee and postponement of claim by CTC.

9.

Long-term debt:

	2003	2002

Business Development Bank loan, payable in monthly
instalments of $1,675 including annual interest at
prime plus 1.25%, maturing July 31, 2006.
Secured by a general security agreement on
manufacturing equipment.	$50,250	$70,350

City of Victoria, payable in monthly instalments of
$170 including annual interest at 7.92%, maturing
August 1, 2006	4,889	6,473
	55,139	76,823
Less current portion of long-term debt	21,814	21,684

	$33,325	$55,139

Scheduled debt repayments to maturity are as follows:

2004	$21,814
2005	23,275
2006	10,050

	$55,139

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

10.

Obligations under capital leases:

The Company leases equipment under lease agreements, which are classified as capital leases.  The future minimum annual lease payments are repayable as follows:

	2003	2002

2003	$-	$59,130
2004	69,555	38,548
2005	47,320	17,493
2006	31,247	-
2007	6,352	-
	154,474	115,171
Less amounts representing interest at 7.75% to 10.75%	(27,383)	(17,590)
Present value of capital lease obligations	127,091	97,581
Less current portion	55,435	48,015

	$71,656	$49,566

Interest expense incurred during 2003 on capital leases amounted to $6,152 (2002 - $7,692; 2001 - $5,521).

11.

Share capital:

(a) Authorized:
Unlimited number of common shares without par value

(b) Issued and outstanding:

	Number of
	common
	shares	Amount

Balance, December 31, 2001	20,212,710	$3,029,746
Private placement	440,000	237,600
Less share issuance costs	-	(11,010)
Balance, December 31, 2002	20,652,710	3,256,336
Private placement	2,000,000	1,480,000
Exercise of brokers' warrants	220,160	165,120
Exercise of warrants	68,720	65,284
Exercise of options	486,667	364,625
Issue of shares on acquisition of AVVA	3,055,477	3,715,460
Less share issuance costs	-	(215,480)

Balance, December 31, 2003	26,483,734	$8,831,345

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

11.

Share capital (continued):

(b)

Issued and outstanding (continued):

During the year ended December 31, 2002, the Company completed a private placement of 440,000 common shares at $0.54 per common share for gross proceeds of $237,600.

During the year ended December 31, 2003, the Company completed a private placement of 2,000,000 common shares of $0.74 per common share for gross proceeds of $1,480,000.

During the year ended December 31, 2003, 68,720 warrants were exercised for 68,720 common shares at a price of $0.95 per common share for gross proceeds of $65,284.

During the year ended December 31, 2003, 6,667 options, 467,500 options and 12,500 options were exercised at a price of $0.60 per common share, $0.75 per common share and $0.80 per common share, respectively, and an aggregate of 486,667 common shares were issued for gross proceeds of $364,625.

(c)

Stock options:

The Company maintains a fixed stock option plan that enables it to grant options to its directors, officers, employees and other service providers.  Each option agreement with the grantee sets forth, among other things, the number of options granted, the exercise price and the vesting conditions of the options.  A summary of the status of the options outstanding and exercisable follows:

	Number of	Weighted
	common	average
	shares	exercise price

Balance, December 31, 2001	3,224,833	$0.74
Granted	166,664	0.75
Cancelled	(241,668)	(0.75)
Balance, December 31, 2002	3,149,829	0.74
Granted	783,000	0.85
Granted on acquisition of AVVA	307,813	0.88
Cancelled	(245,000)	(0.75)
Exercised	(486,667)	(0.75)

Balance, December 31, 2003	3,508,975	$0.77

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

11.

Share capital (continued):

(c)

Stock options (continued):

The following table summarizes the stock options outstanding and exercisable at December 31, 2003:

	Number		Number
	outstanding at		exercisable at
Exercise price	December 31, 2003	Expiry date	December 31, 2003

$0.60	222,666	February 3, 2005	222,666
$0.75	2,316,332	June 20, 2006	2,316,332
$0.75	166,664	June 13, 2007	147,943
$0.75	163,000	January 13, 2008	163,000
$0.75	100,000	April 1, 2005	100,000
$0.80	82,813	November 3, 2005	82,813
$0.80	11,250	June 30, 2008	11,250
$0.90	134,375	June 30, 2008	134,375
$0.95	50,000	August 25, 2008	8,767
$0.95	60,000	October 31, 2008	60,000
$0.96	18,750	March 31, 2005	18,750
$0.96	43,125	August 22, 2006	43,125
$1.17	140,000	October 1, 2008	-

	3,508,975		3,309,021

During the year ended December 31, 2003, no compensation costs were recorded in the statements of operations and deficit for the options granted to employees.

Had compensation costs been determined for employee awards granted after December 31, 2001 using the fair value based method at their respective grant dates, the Company's pro forma net earnings and pro forma basic and diluted earnings (loss) per share would have been as follows:

	2003	2002

Net earnings, as reported	$22,843	$36,393
Compensation expense related to fair value
of stock options	(149,237)	(24,465)

Pro forma net earnings (loss)	$(126,394)	$11,928

Earnings (loss) per share, as reported:
Basic and diluted	0.00	0.00
Pro forma earnings per share:
Pro forma basic and diluted	(0.00)	0.00

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

11.

Share capital (continued):

(c)

Stock options (continued):

The compensation costs reflected in these pro forma amounts were calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

	2003	2002

Risk free interest rate	3.33%	4.19%
Expected dividend yield	0%	0%
Stock price volatility	58%	61%
Expected life of options	2 years	3 years

The weighted average fair value of options granted during the year ended December 31, 2003 is $0.41 (2002 - $0.23) each.

(d)

Shares held in escrow:

As at December 31, 2003, the Company held 1,366,206 (2002 - 4,339,883) common shares in escrow subject to time-based or performance-based release criteria.

The time-based escrow shares are eligible for release at 15% semi-annually until July 2004.  As at December 31, 2003, 6,466,808 shares have been released from the time-based escrow and 1,141,205 shares remain in a time-based escrow.

Performance escrow shares are released at one share for every $3.00 in Qualifying Revenue or $3.00 in Qualifying Financing, whichever results in the greater number of escrow securities.  Shares eligible for annual release from escrow are limited to 30% of total escrow securities.  As at December 31, 2003, 1,275,010 shares were released from performance escrow and 225,001 remain in performance-based escrow.

All shares are estimated to be released from escrow by July 6, 2004.

(e)

Warrants:

Each warrant entitles the holder to purchase one common share of the Company.

During the year, the Company granted 116,797 warrants at an exercise price of $0.95 per common share in conjunction with the acquisition of AVVA, 68,720 of the warrants were exercised for gross proceeds of $65,284, leaving a balance of 48,077 warrants outstanding at December 31, 2003, expiring April 12, 2004.

During the year, 220,160 brokers' warrants were exercised at a price of $0.75 per common share for gross proceeds of $165,120.  During the year, 1,167,467 warrants at an exercise price of $1.25 each expired and the 13,333 brokers' warrants at an exercise price of $0.75 each expired.  No brokers' warrants are outstanding at December 31, 2003.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

11.

Share capital (continued):

(f)

Contributed surplus:

Year ended December 31,	2003	2002

Balance, beginning of year	$26,188	$26,188

Stock compensation	65,486	-
Stock options issued on AVVA acquisition	160,587	-
Warrants issued on AVVA acquisition	45,936	-

Balance, end of year	$298,197	$26,188

12.

Earnings per share:

The weighted average number of common shares used in the computation of earnings is as follows:

Year ended December 31,	2003	2002	2001

Weighted average common shares used
in the computation of basic income
per share	22,826,155	19,650,884	15,460,951

Weighted average common shares from
assumed conversion of dilutive
stock options	913,088	911,395	-

Weighted average common shares from
assumed conversion of dilutive warrants	4,161	-	-

	23,743,404	20,562,279	15,460,951

13.

Contribution agreement:

During 2002, CTI entered into a Contribution Agreement (the "Agreement") with Sustainable Development Technology Canada.  Under the terms of the Agreement, CTI is to be reimbursed for certain research and development costs incurred to develop and commercialize specific projects to a maximum contribution of $500,000.  At December 31, 2003, eligible research and development expenses of $286,038 (2002 - $142,734) have been offset by contributions received and receivable under this Agreement.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

14.

Related party transactions:

During the year ended December 31, 2003, the Company paid $80,000 (2002 - $74,083; 2001 - $80,000) for research and development services to a director of the Company.  During the year ended December 31, 2003, the Company paid contract fees of $297,550 (2002 - $297,220; 2001 - $368,373) to a company partly owned by a director and officer of the Company.  This company provides two senior management positions and one administrative position to the Company.

The Company has entered into an advisory agreement with a company controlled by a director and officer of the Company in the amount of $10,000 per month, expiring July 2004.  During the year ended December 31, 2003, the Company paid management fees of $120,000 (2002 - $120,000; 2001 - $60,000) under this agreement.

During the year ended December 31, 2003, the Company completed a common share private placement.  Certain directors and officers participated in this private placement for a total of 1,312,000 shares (2002 - 440,000) and gross proceeds of $970,880 (2002 - $237,600).

These transactions are measured at the exchange amount of consideration established and agreed by the related parties.

15.

Financial instruments:

(a)

Fair value:

For certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and bank loan, the carrying amounts approximate fair value due to their immediate or short-term maturity.  The fair value of obligations under long-term debt and obligations under capital leases, calculated at the present value of future payments and discounted at the current market rates of interest available to the Company for debt instruments with similar terms and maturity, approximate their carrying values.

(b)

Currency risk:

The Company's major sales contracts are concluded in U.S. dollars and, as such, the Company is exposed to exchange rate fluctuations in this currency.  Foreign exchange losses (gains) recognized in the determination of net earnings (loss) for the year were $290,456 (2002 - $(26,710)).  The Company has not entered into any foreign exchange contracts to hedge this risk.

(c)

Concentrations of credit risk:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents and trade accounts receivable.  To reduce credit risk, cash equivalents are only held at major financial institutions and management performs ongoing credit evaluations of its customers' financial condition.  The Company maintains reserves for potential credit losses.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

16.

Commitments:

The Company has operating lease agreements for the rental of premises and equipment.  The minimum future annual rental payments under the leases are as follows:

Year ending December 31:

2004

$

243,861

2005

240,978

2006

167,500

2007

2,010

$        654,349

17.

Industry segment and foreign operations:

The Company operates in one segment being the development and manufacturing of lighting solutions and the sale of related products to consumers and suppliers worldwide.  Since the Company operates in one segment, all financial segment information can be found in the consolidated financial statements.

There were no sales to any individual customer in the year ended December 31, 2003 and 2002 that represented more than 10% of sales for the period.  During the year ended 2001, the Company had sales of $424,049 to a customer, representing more than 10% of the sales for that year.

As at December 31, 2003 and 2002, all of the assets related to the Company's operations were located in Canada.

For geographical reporting, revenues are attributed to the geographic location in which the customer is located as follows:

(thousands of dollars)	2003	2002	2001

North America	$6,509	$3,997	$1,857
South Amercia	173	205	150
Europe	1,852	1,688	822
Middle East	330	97	150
Asia	222	348	275
South Pacific	134	133	119

	$9,220	$6,468	$3,373

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

18.

Reconciliation to United States generally accepted accounting principles:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which differ in certain respects from those measurement principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").  The material measurement differences to the consolidated financial statements are as follows:

(a)

Income taxes:

Under U.S. GAAP, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  Under Canadian GAAP, the effect of a change in tax rates is recognized in the period of substantive enactment.  The application of this difference under U.S. GAAP does not result in a material difference between future income taxes as recorded under Canadian GAAP.

(b)

Stock-based compensation:

Under Canadian GAAP, the Company does not recognize any compensatory element for options granted to employees or directors.  The Financial Accounting Standards Board in the U.S. has issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") which became effective for transactions entered into after December 15, 1995.  The statement encourages entities to adopt a fair value methodology of accounting for employee stock-based compensation.  As permitted by the statement, the Company has elected to continue measuring employee compensation costs using the intrinsic value method of accounting under APB Option 25 and related interpretations.  Under the intrinsic value based method, employee stock option compensation is determined by the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an optionee must pay to acquire the stock.  The excess is recognized by a charge to operations over the vesting period.

Stock options granted to non-employees for services rendered to the Company are required to be accounted for based on the fair value of the services provided or the stock options granted as the services are performed and the options earned.  The Company applies a similar accounting policy under Canadian GAAP for non-employee awards made on or after January 1, 2002.  The stock-based compensation expense in respect of options granted to non-employees prior to January 1, 2002, under U.S. GAAP, based on the fair value of the options using an option pricing model, would be $81,168 for the year ended December 31, 2003 (2002 - $302,802; 2001 - $10,276).

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

18.

Reconciliation to United States generally accepted accounting principles (continued):

(b)

Stock-based compensation (continued):

With respect to escrowed shares, U.S. GAAP considers shares held in and releasable from escrow based on performance to be a compensatory arrangement between the Company and the holder of the shares.  Accordingly, the difference between the fair value of escrowed shares at the time the shares are eligible for release from escrow and the issue price of the shares is recognized and charged to operations as compensation expense in the period in which the escrowed shares are eligible for release from escrow.  No such recognition is given under Canadian GAAP.

(c)

Deferred development costs expenditures:

Costs of product development that are capitalized as technology and amortized under Canadian GAAP is required to be expensed in the period incurred under U.S. GAAP.

Deferral of these costs under Canadian GAAP resulted in a future income tax liability since costs are deductible in the year incurred for tax purposes.  The expensing of development costs under U.S. GAAP results in the elimination of this difference.  The adjustments shown are gross of the estimated deferred tax impact under U.S. GAAP with the deferred tax impact presented separately.

(d)

Research equipment:

The cost of research equipment that has been capitalized for Canadian GAAP purposes but does not have an alternative future use separate from the research project is required to be expensed in the period incurred under U.S. GAAP.

(e)

Product warranties:

Product warranties included in accounts payable and accrued liabilities are as follows:

	2003	2002

Balance, beginning of year	$67,851	$38,183
Warranty accruals	147,228	61,993
Warranty charges	(89,861)	(32,325)

Balance, end of year	$125,218	$67,851

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

18.

Reconciliation to United States generally accepted accounting principles (continued):

(f)

Recent accounting pronouncements:

In November 2002, the Financial Accounting Standards Board ("FASB") issued Emerging Issues Task Force 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21").  EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities.  In some arrangements, the different revenue-generating activities are sufficiently separable, and there may be sufficient evidence of their fair values to separately account for some or all of the deliverables.  In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately.  EITF 00-21 is effective for revenue arrangements entered into fiscal periods beginning after June 15, 2003.

In January 2003, FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which addresses the consolidation by business enterprises of variable interest entities.  FIN 46 will apply to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest in after that date.

In April 2003, the FASB issued FAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("FAS No. 149"), which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS No. 133.  FAS No. 149 is to be applied prospectively for certain contracts entered into or modified after June 30, 2003.

In May 2003, the FASB issued Statement of Financial Accounting Standards ("FAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics for both Liabilities and Equity" ("FAS No. 150"), which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  FAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003.

There were no material reconciling items with respect to these recent accounting pronouncements.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

18.

Reconciliation to United States generally accepted accounting principles (continued):

(g)

Reconciliation:

The effect of the differences between Canadian and U.S. GAAP (including practices prescribed by the SEC) on the consolidated balance sheets, statements of operations and deficit and cash flows is summarized as follows:

(i)	Assets:

		2003	2002

	Assets, under Canadian GAAP	$10,673,668	$3,790,636
	Adjustment for deferred development costs
	expensed under U.S. GAAP (note 18(d))	(77,569)	(15,692)

	Assets, under U.S. GAAP	$10,596,099	$3,774,944

(ii)	Liabilities:

		2003	2002

	Liabilities, under Canadian and US GAAP	$2,285,631	$1,272,460

(iii)	Share capital:

		2003	2002

	Share capital, under Canadian GAAP	$8,831,345	$3,256,336
	Adjustment for stock-based compensation relating
	to stock options issued to non-employees (note 18(b))	394,246	313,078
	Adjustment for stock-based compensation relating
	to stock options and escrowed shares allotted to
	employees and directors (note 18(b))	1,872,910	1,109,076

	Share capital, under U.S. GAAP	$11,098,501	$4,678,490

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

18.

Reconciliation to United States generally accepted accounting principles (continued):

(g)

Reconciliation (continued):

(iv)	Deficit:

			2003	2002

	Deficit, under Canadian GAAP		$(741,505)	$(764,348)
	Expense for stock-based compensation relating to
	stock options issued to non-employees (note 18(b))		(394,246)	(313,078)
	Expense for stock-based compensation relating
	to stock options and escrowed shares allotted to
	employees and directors (note 18(b))		(1,872,910)	(1,109,076)
	Adjustment for research equipment expensed
	under U.S. GAAP (note 18(d))		(77,569)	(15,692)
	Deficit, determined under U.S. GAAP		$(3,086,230)	$(2,202,194)

(v)	Income (loss) and income (loss) per share for the year:

		2003	2002	2001

	Income (loss), under Canadian GAAP	$22,843	$36,393	$(676,498)
	Expense for stock-based compensation
	relating to stock options issued to
	non-employees (note 18(b))	(81,168)	(302,802)	(10,276)
	Expense for stock-based compensation
	relating to stock options and escrowed
	shares allocated to employees and
	directors (note 18(b))	(763,834)	(859,050)	(250,026)
	Adjustment for deferred development
	costs expensed under U.S. GAAP
	(note 18(c))	-	216,895	(13,614)
	Adjustment for research equipment
	expensed under U.S. GAAP (note 18(d))	(61,877)	3,923	3,296
	Deferred income taxes on U.S. GAAP
	adjustments	-	(18,000)	-
	Loss, determined under U.S. GAAP	$(884,036)	$(922,641)	$(947,118)

	Weighted average number of common
	shares outstanding under Canadian
	GAAP and U.S GAAP:
	Basic	22,826,155	19,650,884	15,460,951
	Diluted	23,743,404	20,562,279	15,460,951

	Loss per share, basic and diluted
	- U.S. GAAP	$(0.04)	$(0.05)	$(0.06)

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

19.

Subsequent event:

On February 20, 2004, the Company closed a private placement financing for gross proceeds of $5,750,000.  A total of 3,484,848 units were issued at a price of $1.65 per unit.  Each unit consists of one common share and one half (1/2) of one common share purchase warrant.  Each full common share purchase warrant entitles the holder to acquire one additional common share at an exercise price of $2.15 per share for a period of 18 months from the date of closing of the financing.  The underwriter received a cash commission of 7% of the gross proceeds of the financing and 348,484 agent's warrants exercisable at a price of $2.15 per share for 18 months from the date of closing.

2003 Annual Report

Contact Information

Head Office

Carmanah Technologies Corporation

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Toll-Free (N.A.): 1-877-722-8877

Worldwide: (250) 380-0052

Fax: (250) 380-0062

Email: info@carmanah.com

Investor Relations

Mr. Praveen Varshney, DirectorToll-Free (N.A.): 1-866-629-0264

Telephone: (604) 629-0264

Fax: (604) 682-4768

E-mail: investors@carmanah.com

Investment Information

Common Stock

Stock Exchange: TSX Venture Exchange

Stock Symbol: CMH

Issued and Outstanding: 20,652,710

Fully Diluted: 25,278,503

 Fully reporting issuer in the United States

 - Registration Statement on form "20-F" filed with the SEC

Corporate

Financial Year-End: December 31

Auditor: KPMG, LLP

Corporate Lawyer: Armstrong Perkins Hudson

Transfer Agent: Pacific Corporate Trust Company

Industry Classification: Industrial Products - Technology

CUSIP Number: 798210

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F (previously Form 61)

***Freedom of Information and Protection of Privacy Act*:** The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia

INCORPORATED AS PART OF:

____	Schedule A
X	Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS			
NAME OF ISSUER Carmanah Technologies Corporation		FOR QUARTER ENDED December 31, 2003	DATE OF REPORT YY/MM/DD 04/04/28
ISSUER'S ADDRESS Suite 1304, Cathedral Place, 925 West Georgia Street			
CITY PROVINCE Vancouver, BC	POSTAL CODE V6C 3L2	ISSUER FAX NO. (604) 682-4768	ISSUER TELEPHONE NO. 1-866-629-0264
CONTACT PERSON Praveen K. Varshney	CONTACT'S POSITION Director		CONTACT TELEPHONE NO. (604) 629-0264
CONTACT EMAIL ADDRESS praveen@carmanah.com	WEB SITE ADDRESS www.carmanah.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"David R. Green"	David R. Green	04/04/28
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Praveen K. Varshney"	Praveen K. Varshney	04/04/28

(Electronic signatures should be entered in "quotations".)

1

Schedule B:  Supplementary Information

CARMANAH TECHNOLOGIES CORPORATION

For the year ended December 31, 2003

(Unaudited - Prepared by Management)

Section 1

Breakdown, by major category, of cost of sales during the current fiscal year-to-date:

Direct materials	$ 3,528,340
Labour	555,269
Indirect materials, supplies, freight-in and other	321,380
Inventory adjustments and variance	50,261
$4,455,250

Breakdown, by major category, of office and administration during the current fiscal year-to-date:

Building repairs, maintenance and security	$ 22,337
Computers and equipment repairs and maintenance	32,072
Computers and equipment rentals	-
Directors' fees	24,000
Dues and licenses, donations	27,929
Insurance	72,841
Management fees	120,000
Office supplies	95,719
Printing	8,180
Professional fees	112,272
Recruitment, training, seminars	4,735
Regulatory and transfer agent	24,054
Rent and storage	92,520
Shipping	20,896
Stock compensation	27,288
Telephone and utilities	70,802
Travel and entertainment	105,634
Vehicle	10,715
$ 871,994

Breakdown, by major category, of research and development during the current fiscal year-to-date:

Contract employment	$ 193,592
Materials and small tools	314,908
Wages	564,847
Grant expense recovery	(286,038)
$ 787,309

2

Schedule B:  Supplementary Information

CARMANAH TECHNOLOGIES CORPORATION

For the year ended December 31, 2003

(Unaudited - Prepared by Management)

Section 1 (continued):

Breakdown, by major category, of sales and marketing during the current fiscal year-to-date:

Consulting fees	$ 34,853
Marketing activities	437,347
Public relations	71,985
Trade shows and travel	202,480
Entertainment	6,695
$ 753,360

Transactions with non-arms length parties during the current fiscal year-to-date:

A salary of $80,000 was paid for research and development to a director of the Company.  Contract fees of $297,550 were paid to a company partly owned by a director of the Company.  The contracted company provides two senior management positions and one administrative position to the Company.

Management fees of $120,000 were paid to a company controlled by a director and an officer of the Company.

Directors' fees of  $24,000  were paid to two directors of the Company.

During the year ended December 31, 2003, the Company completed a common share private placement.  Certain directors and officers participated in this private placement for a total of 1,312,000 shares and gross proceeds of $970,880.

Section 2

A.

Securities issued during the current fiscal year-to-date:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission
March 24, 2003	Common shares	Private placement	2,000,000	$0.74	$1,480,000	Cash	-
April 29, 2003	Common shares	Exercise of brokers' warrants	152,850	$0.75	$114,638	Cash	-
June 6, 2003	Common shares	Exercise of Options	12,500	$0.75	$9,375	Cash	-
June 19, 2003	Common shares	Exercise of brokers' warrants	67,310	$0.75	$50,483	Cash	-
July 2, 2003	Common shares	Exercise of Options	6,667	$0.60	$4,000	Cash	-

3

Schedule B:  Supplementary Information

CARMANAH TECHNOLOGIES CORPORATION

For the year ended December 31, 2003

(Unaudited - Prepared by Management)

Section 2 (continued):

A.

Securities issued during the current fiscal year-to-date (continued):

September 5, 2003	Common shares	Exercise of Options	5,000	$0.75	$3,750	Cash	-
September 23, 2003	Common shares	Exercise of Options	50,000	$0.75	$37,500	Cash	-
October 14, 2003	Common Shares	Exercise of Options	5,000	$0.75	$3,750	Cash	-
October 17, 2003	Common Shares	Amalgamation Agreement	3,055,477	$0.95(1)	$Nil	Amalgamation	-
October 20, 2003	Common Shares	Exercise of Warrants	20,643	$0.95	$19,611	Cash	-
November 4, 2003	Common Shares	Exercise of Options	250,000	$0.75	$187,500	Cash	-
November 18, 2003	Common Shares	Exercise of Options	10,000	$0.75	$7,500	Cash	-
November 25, 2003	Common Shares	Exercise of Options	5,000	$0.75	$3,750	Cash	-
December 5, 2003	Common Shares	Exercise of warrants	48,077	$0.95	$45,673	Cash	-
December 11, 2003	Common Shares	Exercise of Options	30,000	$0.75	$22,500	Cash	-
December 15, 2003	Common Shares	Exercise of Options	50,000	$0.75	$37,500	Cash	-
December 23, 2003	Common Shares	Exercise of Options	50,000	$0.75	$37,500	Cash	-
December 31, 2003	Common Shares	Exercise of Options	12,500	$0.80	$10,000	Cash	-

(1)  Deemed price as set out in the Amalgamation Agreement

B.

Options granted during the current fiscal year-to-date:

Date Granted	Name of Optionee	Type of Option	Number of Shares	Exercise Price	Expiry Date
January 13, 2003	Various employees	Employee	183,000	$0.75	January 13, 2008
January 13, 2003	Michael Ball	Officer	250,000	$0.75	January 13, 2008
March 26, 2003	Consultant	Consultant	100,000	$0.75	April 1, 2005

4

Schedule B:  Supplementary Information

CARMANAH TECHNOLOGIES CORPORATION

For the year ended December 31, 2003

(Unaudited - Prepared by Management)

Section 2 (continued):

B.

Options granted during the current fiscal year-to-date:

August 25, 2003	Various employees	Employee	150,000	$0.95	August 25, 2008
October 1, 2003	Various employees	Employee	5,000	$0.80	November 20, 2003
October 1, 2003	Various employees	Employee	82,813	$0.80	November 3, 2005
October 1, 2003	Various employees and Director	Employee and Director	23,750	$0.80	June 30, 2008
October 1, 2003	Employee and Director	Employee and Director	118,750	$0.90	June 30, 2008
October 1, 2003	Employee and Director	Employee and Director	60,000	$0.95	October 1, 2008
October 1, 2003	Employee	Employee	18,750	$0.96	March 31, 2005
October 1, 2003	Various employees	Employee	43,125	$0.96	August 22, 2006
October 1, 2003	Employee	Employee	15,625	$0.96	June 30, 2008
October 1, 2003	Employee and Director	Employee and Director	140,000	$1.17	October 1, 2008

Section 3

A.

Authorized and issued share capital as at December 31, 2003:

Authorized share capital - unlimited common shares without par value.

A total of 26,483,734 shares have been issued for a total of $8,831,345.

A.

Options, warrants and convertible securities outstanding as at December 31, 2003:

Security	Number Or Amount	Exercise or Convertible Price	Expiry Date
Stock Options	222,666	$0.60	February 3, 2005
	2,316,332	$0.75	June 20, 2006
	166,664	$0.75	June 13, 2007
	163,000	$0.75	January 13, 2008
	100,000	$0.75	April 1, 2005

5

Schedule B:  Supplementary Information

CARMANAH TECHNOLOGIES CORPORATION

For the year ended December 31, 2003

(Unaudited - Prepared by Management)

Section 3 (continued)

A.

Options, warrants and convertible securities outstanding as at December 31, 2003 (continued):

Security	Number Or Amount	Exercise or Convertible Price	Expiry Date
	82,813	$0.80	November 3, 2005
	11,250	$0.80	June 30, 2008
	118,750	$0.90	June 30, 2008
	50,000	$0.95	August 25, 2008
	60,000	$0.95	October 1, 2008
	18,750	$0.96	March 31, 2005
	43,125	$0.96	August 22, 2006
	15,625	$0.96	June 30, 2008
	140,000	$1.17	October 1, 2008

Warrants	48,077	$0.95	April 12, 2004

C.

Shares in escrow or subject to pooling as at December 31, 2003:

Common shares in escrow - 1,366,206

D.

List of directors as at December 31, 2003:

Dr. David Green	Director & Chairman
Art Aylesworth	Director, President & CEO
Kelly Edmison, LLB	Director
Mark Komonoski	Director
Trevor Johnstone, CA	Director
Praveen Varshney, CA	Director & CFO
Peeyush Varshney, LLB	Secretary

6

Schedule C:  Management Discussion

CARMANAH TECHNOLOGIES CORPORATION

For the year ended December 31, 2003

(Unaudited - Prepared by Management)

PRESIDENT'S REPORT:

The Year in Review

Carmanah Technologies continued to develop its leadership position in the dynamic, solar-powered LED technology market space during 2003.  We are enjoying the kind of rapid growth and market pull consistent with a company delivering previously unavailable solutions that fulfill well-defined market needs.  The past year saw many positive developments in both the international markets for our products, and in our ability to meet emerging opportunities head on.  Carmanah has continued to demonstrate that the opportunities for solar-powered LED lighting solutions are significant, and that the world is ready to embrace our practical, efficient, alternative energy technologies.

In the past twelve months, the world has become much more knowledgeable about the many benefits of LEDs.  The wave of new products capitalizing on their energy efficiency and long life is growing at a phenomenal pace.  Simultaneously, the world demand for products that reduce the dependence on traditional power grids is also on the rise.  Recent large scale blackouts and ever increasing electricity costs continued to reinforce the many compelling reasons for efficient lighting as well as alternative energy products such as solar power.  Carmanah has positioned itself strategically between these synergistic technologies and has gained defendable expertise and strong competive advantages in the global economy for solar-powered LED lighting.  In fact, our positioning and the timing of our aggressive efforts to take a leadership role in this technology space could not be better.

Sales Highlights

In 2003, Carmanah achieved several milestones:

  Sales and market expansion for our respected marine products continued to grow.  With increased efforts in both business development and product development currently underway, we fully expect this positive trend to continue in the years ahead.  Up until the end of 2003, approximately 60,000 marine lights had been installed in 110 countries.

  Our investment of time and money over the past two years into solar-powered LED bus stop and shelter lighting for the transit market was rewarded with the largest single order in the Company's history.  Our technology is now lighting public transportation infrastructure for the City of London, England.

  We also saw the relatively new aviation market become the second biggest contributor to our top and bottom line.  In just sixteen months since market introduction, Carmanah has become known worldwide for its rugged and simple solutions in the demanding aviation market

  In 2003, Carmanah also continued its preparation to launch several new products into the North American roadway market in early 2004.  We are confident that this sector offers significant revenue potential for the Company.

1

   Carmanah completed its first major transaction in October of 2003 with the acquisition of AVVA Technologies Inc.  This purchase added world leading, energy efficient, low maintenance LED signage to our portfolio of core skills.  The potential for LED signs spans markets worldwide, and AVVA ensures we can deliver the quantity and quality of both roadway and transit signs to the customers we are already serving.

The increasing contribution of our various verticals during 2003 is a positive trend.  It marks the beginning of multiple revenue streams for the Company, which will only serve to make us stronger and certainly more profitable.

The number of opportunities for our technologies is constantly expanding, and our ability to identify and prioritize the opportunities, and then develop and deliver the required products is at an all-time high.  In 2003, we strengthened our team by adding product development leadership with experience that includes prior senior roles with both Ford Motor Company and Phillips Electronics.  We added leadership within manufacturing that brings prior expertise in growing a company from twenty employees to nearly six hundred in just five years.  We also added a dedicated Vice President of Corporate Development with considerable merger and acquisition experience - a clear statement that we are serious in our belief that there will be further opportunities for consolidation within our markets.  The size and calibre of our business development team is also on the rise, ensuring we can fully capitalize on the market pull we are experiencing.  Carmanah is building a world class team with the breadth of skills and experience necessary to assume the leadership role in our technology space, not only for today but for years to come.

FINANCIAL HIGHLIGHTS:

  Annual revenue up 42% over 2002 to $9,220,018

  Net earnings of $22,843 and operating income of $111,798 (EBITDA of $260,936)

  Q4 revenue of $3.3 million, up 74% over Q4 2002

  Q4 revenue up $1 million (43%) over Q3 2003

  Record outstanding orders of $1.1 million at year end

  Revenue growth (42%) outpaced expenditure growth (26%)

  Aggressive investment continued in both R&D and business development for new markets

MANAGEMENT DISCUSSION AND ANALYSIS:

Carmanah's total revenues for the 12 months ended December 31, 2003 increased 42% to $9,220,018, compared with $6,468,899 for the preceding year.  Revenues were derived from the sale of its existing product line of solar powered light-emitting diode hazard and safety lights to marine, roadway and aviation markets, and from the sale of new products primarily consisting of the illuminated bus shelters and bus stops to transit markets.  The acquisition of AVVA Technologies Inc., late in the fiscal year contributed to Q4 revenues, representing 8% of total 2003 sales.  Sales were sourced through a worldwide distribution network and direct sales efforts in these key market segments and territories.

While Carmanah continued to enjoy exceptional growth in 2003, the decline of the US dollar impacted the Company's revenues, as a significant portion of its sales were in US dollars.  The US dollar declined from an average rate of 1.57 in year 2002 to an average rate of 1.40 in year 2003, resulting in a reduction in a foreign exchange loss of $290,456.

Management is pleased to report that outstanding orders at the end of 2003 were at a record high of $1.1 million.  This was approximately 14 times the outstanding orders at the end of 2002, and was the result of strong sales momentum in the later half of 2003, particularly in December.

2

Carmanah's gross profit margin was 51% of sales, compared to previous year's 56%.  The difference was linked to the shift in the US dollar.  The Company's cost of goods were sourced primarily in Canadian dollars.  Gross margin becomes affected when US dollar sales are booked at a declining exchange rate.  To mitigate the erosion of margins in 2003, Carmanah raised its pricing and sold in currencies other than the US dollar where possible.  The Company also took advantage of its revenue growth to negotiate more favourable volume pricing on component supply.

Wages and benefits expense represents Carmanah's Sales and Marketing, Operations and Finance departments.  For the year ended December 31, 2003, wages and benefits increased 26% to $1,919,084, compared with $1,517,416 in 2002.  This increase was the result of an increase in new hires to support sales growth.  As a percentage of sales, wages and benefits expense represents 21% of sales in 2003, compared with 23% of sales in 2002.  Carmanah had 26 Full-Time Equivalents (FTE's) in these departments during fiscal 2003, compared with 23 FTE's in 2002.  Carmanah had 53 Full-Time Equivalents (FTE's) in the entire company during fiscal 2003, compared with 41 FTE's in 2002.

Office and administration expenses in 2003 were $871,994, representing a 27% increase over 2002 at $684,531.  During the 2003 fiscal year, Carmanah was operating out of approximately 19,205 square feet, whereas the Company operated out of this total space for only the latter half of 2002.  The first half of 2002 comprised approximately 8,841 square feet.  The increase in space for the entire fiscal year 2003, as well as the increased staffing levels, resulted in higher rent, utilities and general office costs.  Given the sales growth experienced in 2003, however, the total office and administration expenses in 2003 actually decreased slightly as a percentage of sales to 9% of total sales in 2003, as compared to 11% of total sales in 2002.

During 2003, research and development expenses of $787,309 represented a 45% increase over $543,051 in the previous year.  The continued investment in (1) research for existing product enhancements and (2) new product development has enabled Carmanah to turn out prototypes and products at a faster rate.  This ability to keep up with market demands for technology enhancements and new product offerings has rewarded the Company with its current sales momentum.  Carmanah will continue to be proactive with its investment in research and development as the Company works with key market segments on new opportunities.  As a percentage of sales, research and development expenses grew at a consistent level in 2003 over 2002, with total research and development expense for both years representing 8% of total sales.

Sales and marketing expenses in 2003 were $753,360, representing a 41% increase over 2002 at $533,041.  The Company continued to increase sales and marketing activities for new and existing product lines throughout its worldwide marketplace.  In addition, a significant portion of the overall sales and marketing investment was allocated to markets and products where the Company has identified future revenue opportunity.  Sales and marketing expense continued to grow as a percentage of sales at a consistent level, with sales and marketing expense representing 8% of total sales for both 2003 and 2002 fiscal years.

Net earnings for 2003 before income tax, depreciation and amortization (EBITDA) were $260,936, compared with $384,393 for 2002. There were two expense adjustments booked in 2003 that have no comparatives in 2002: a one-time write-down of a pre-reverse takeover receivable in the amount of $111,502, and an expense for stock-based compensation for stock options exercised issued to non-employees in the amount of $27,288.  The Company recorded net earnings of $22,843.

Carmanah's cash balance at December 31, 2003 was $1,693,069, compared to $679,100 at December 31, 2002.  Net cash usage from operations and investing activities was $948,766.  Financing for the Company's operations was funded primarily from a private placement during 2003 in the amount of $1,480,000, and the exercise of warrants and stock options in the amount of $595,029. Net working capital at the end of 2003 was $4,168,728, with a current ratio of 2.9:1 and $104,981 of non-current debt obligations.

3

On Behalf of the Board of Directors

Carmanah Technologies Corporation

" Art Aylesworth "

Art Aylesworth, President

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                  Carmanah Technologies Corporation

            (Registrant)

           "Peeyush K. Varshney"

Date: April 28, 2004

                 _____________________________________

          Mr. Peeyush K. Varshney, Corporate Secretary